SOUTHEASTERN BANKING CORPORATION

Southeastern Banking Corporation

Southeastern Banking Corporation, with assets of $436 million, is a financial services company with operations in southeast Georgia and northeast Florida. **Southeastern Bank**, the Company's bank subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its seventeen branch locations and ATM network. Services offered include traditional deposit and credit services, long-term mortgage originations, and credit cards. Southeastern Bank also offers 24-hour delivery channels, including internet and telephone banking, and provides insurance and investment brokerage services. The Company is headquartered in Darien, Georgia.

Table of Contents



Southeastern Banking Corporation
Annual Report 2007

Financial Highlights

Years Ended December 31,	**2007**	2006	*Percentage Change*
At December 31:			
Total assets	**$436,385,717**	$410,302,056	6.36%
Earning assets	**395,917,672**	375,128,558	5.54
Loans, net of unearned income	**269,476,620**	247,765,433	8.76
Allowance for loan losses	**4,510,231**	4,239,966	6.37
Investment securities	**120,460,435**	126,286,225	(4.61)
Deposits	**362,056,176**	341,951,030	5.88
Long-term debt	**5,000,000**	5,000,000	-
Treasury stock	**8,307,905**	7,356,329	12.94
Realized shareholders' equity	**56,721,708**	52,783,640	7.46
# of shares outstanding	**3,178,331**	3,213,600	(1.10)
For the Year:			
Net income	**$7,030,518**	$6,575,016	6.93%
Common dividends paid	**3,322,655**	3,342,450	(0.59)
Per Common Share:			
Basic earnings	**$2.19**	$2.04	7.35%
Dividends declared	**0.67**	1.02	(34.31)
Market price:			
High	**30.00**	30.00	-
Low	**24.10**	26.00	(7.31)
Book value	**17.85**	16.43	8.64
Financial Ratios:			
Return on average assets	**1.71%**	1.68%	1.79%
Return on beginning equity	**13.32**	13.13	1.45
Tier 1 capital ratio	**17.93**	18.36	(2.34)
Total capital ratio	**19.18**	19.61	(2.19)
Tier 1 leverage ratio	**13.60**	13.05	4.21

Southeastern Banking Corporation...
Continuing A Tradition of Excellence

Letter from the President
Cornelius P. Holland, III


Cornelius P. Holland,

DEAR FELLOW SHAREHOLDERS:

2007 was a year marked by significant turmoil in the banking industry. Economic issues resulting from holdings of subprime mortgages and distress in the real estate markets have been well publicized. In the face of this turmoil, your Company continued to perform well. Net income was a record $7,030,518, and loan quality remained exceptionally strong. Southeastern Bank continues to be one of the few banks in coastal Georgia to receive a 5 star rating from Bauer Financial Services.

We were not active in producing subprime mortgages in our loan portfolio and have carefully screened mortgage-backed holdings in our securities portfolio to avoid this product. Our loan underwriting standards have remained consistent even though competition from new, existing, and out-of-market banks looking to grow and/or maintain market share remains intense. Nonetheless, we were not immune to the reduction in interest margin attributable to competition and Federal Reserve actions. The impact on our performance is evident in the 2.04% drop in net interest income in 2007 versus 2006. Because we are asset sensitive, the income we earn from loans and securities generally declines quicker than the expense we pay on deposits when rates decline.

Earnings for 2008 are expected to decline approximately 25% in 2008 versus 2007. This anticipated decline is attributable to our asset sensitivity and margin compression, not problem loans. To give you a concrete example, each time prime drops half a percent, our interest income on loans declines approximately $675,000 a year. We are affected from day one of 2008 since prime has declined significantly since 2007. We attempt to cut deposit rates whenever prime drops but are constrained by competition, particularly when overall rates are already low.

EARNINGS

To recap, net income totaled a record $7,030,518 in 2007, up $455,502 or 6.93% from 2006. On a per share basis, net income grew $0.15 to $2.19 in 2007 from $2.04 in 2006. Our return on average assets continued to exceed peer levels, totaling 1.71% in 2007 versus 1.68% in 2006. Similarly, our return on beginning equity increased to 13.32% from 13.13%. The most significant factor affecting comparative results was a $628,290 after-tax gain on the sale of a non-readily marketable equity security. The sale of this equity security, a one-time event, was prompted by market conditions. Excluding the gain on the equity security, our net earnings actually declined a moderate $172,788 in 2007 compared to 2006 due primarily to the margin compression discussed earlier. Higher funding costs on deposits and other liabilities absorbed virtually all improvements in net interest income from asset volumes and yields in 2007. This imbalance is apparent from a decline in net interest margin from 5.65% in 2006 to 5.27% in 2007. Although our margin declined, it surpasses peer levels even in this difficult banking environment.

Our 2007 earnings were positively influenced by a $274,024 growth in services charges on deposits accounts, particularly NSF fees, and a $97,473 net gain on the sale of marketable debt securities. These increases in non-interest income offset the 0.97% or $131,192 increase in overhead costs.

BALANCE SHEET

On average, loans grew $32,325,000, up 13.69% from 2006. Not surprisingly, loan growth in most of our markets has been, and is, heavily tied to real estate. Acreage, houses, and other real estate financing drive a significant portion of the economic activity in our local areas. Manufacturing, distribution, and other non-real estate sectors are not currently significant to community banks in southeast Georgia and northeast Florida. Unfortunately, evidence of over-building of residential lots and houses is cropping up everywhere. Fortunately, southeast Georgia and northeast Florida have not experienced the same degree of real estate distress as other parts of the country. We have remained diligent in our loan underwriting and have chosen not to participate in many loans due to market concerns. Our challenge in 2008 will be to grow loans outstanding with an acceptable yield relative to risk.

During a period of historic loan problems and related losses throughout the banking industry, we take pride in our loan quality. Our allowance for loan losses remained above peer levels at 1.67%, and we incurred only $34,735 in net loan losses in 2007. Our 2007 provision for loan losses totaled $305,000. Loans past due 90 days or more approximated $776,000, or less than 1% of net loans, at year-end 2007. Appreciatively, loans past due 30-89 days also comprised less than 1% of net loans. We have the same exposure to market and other risks as our peers, and we expect some borrowers to have issues during 2008. We believe we are prepared.



The carrying value of investment securities declined $5,825,790 in 2007 as funds received from maturing and sold securities was used to fund higher-yielding loans. Consequently, interest earnings on the investment portfolio fell $239,932. Overall, securities comprised 31% of earning assets at year-end 2007, down from 34% in 2006.

Deposits grew $20,105,146 or 5.88% during 2007. A $24,827,162 increase in certificate of deposit balances was the predominant factor in the deposit growth as customers took advantage of higher average rates. The sharp tightening in net interest margin expected last year became a reality, negatively affecting our earnings: Funding costs on deposits increased a dramatic 44.50%! We also revised our deposits line-up in 2007; these product changes will enhance our competitive position and aid deposit growth and cross-sell opportunities long-term.

MISCELLANEOUS

- *Logo*: Please note our new logo on the Annual Report cover. Our entire management team participated in the creation of this new logo which reflects our ability to change with the times yet retain the high standards our customers expect.
- *Brunswick Building*: Tangible evidence of our commitment to superior service and growth is seen in our new building at 15 Trade Street in Brunswick. The new office opened for business in November of 2007, adjacent to our old temporary facility. The new training room and administrative offices have been put to heavy use, and we benefit from having more officers under the same roof.
- *Personnel*: Superior service can't be achieved without top quality people. We are fortunate to have added John Phelps as head of mortgage origination, Margie Vollenweider as head of training, and Lea King as head of marketing. Each of these officers is a team player with tremendous experience and enthusiasm.
- *Directors*: Another notable change was Farris Thomas's move to Emeritus status as a director. Farris joined our board in 1989 and has served faithfully as our representative in the Hazlehurst market. We look forward to his continued input and express our appreciation for his many years of valuable service. Lastly, I mention the passing of Charles M. Williamson, Jr. Charles was the long-time publisher of The Darien News and a director of the bank since 1979. We will miss his clear and consistent insight, his impeccable manner, and his friendship.


Thomas


Williamson

- *Gung Ho*: We implemented a working-together program, appropriately titled Gung Ho. Unleashing the power and abilities of our employees to make tangible changes in our operation has created enormous excitement. The enthusiasm is contagious and makes Southeastern THE place to work and do business.

We remain committed to our customers and shareholders. We appreciate your support as we face the inevitable challenges of 2008 and beyond.

Respectfully submitted,

Cornelius P. Holland, III

President

April 17, 2008

Executive Officers
Southeastern Bank





Left to right

John C. Houser
Executive Vice President

Alyson G. Beasley
Controller

Cornelius P. Holland, III
President & CEO

Corporate Officers
Southeastern Bank



Back row

Front row

Regional Executives
Southeastern Bank





Commercial Lenders
Southeastern Bank



Condensed Consolidated Balance Sheets

Southeastern Banking Corporation

December 31,	**2007**	2006
Assets		
Cash and due from banks	**$ 26,558,995**	$ 23,410,228
Cash and cash equivalents	**26,558,995**	23,410,228
Investment securities		
Available-for-sale, at market value	**88,845,650**	93,490,850
Held-to-maturity (market value of approximately $32,111,000 and $33,233,000 at December 31, 2007 and 2006)	**31,614,785**	32,795,375
Total investment securities	**120,460,435**	126,286,225
Loans, gross	**269,613,025**	247,877,870
Unearned income	**(136,405)**	(112,437)
Allowance for loan losses	**(4,510,231)**	(4,239,966)
Loans, net	**264,966,389**	243,525,467
Premises and equipment, net	**12,376,959**	9,842,875
Bank-owned life insurance	**5,019,417**	-
Intangible assets	**448,277**	506,490
Other assets	**6,555,245**	6,730,771
Total Assets	**$ 436,385,717**	$ 410,302,056
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	**$ 64,436,226**	$ 80,979,450
Interest-bearing deposits	**297,619,950**	260,971,580
Total deposits	**362,056,176**	341,951,030
Federal funds purchased	**7,292,000**	4,684,000
U. S. Treasury demand note	**682,523**	1,905,141
Federal Home Loan Bank advances	**5,000,000**	5,000,000
Other liabilities	**4,617,708**	4,575,699
Total liabilities	**379,648,407**	358,115,870
Shareholders' Equity		
Common stock ($1.25 par value; 10,000,000 shares authorized; 3,580,797 shares issued; 3,178,331 and 3,213,600 shares outstanding at December 31, 2007 and 2006)	**4,475,996**	4,475,996
Additional paid-in capital	**1,391,723**	1,391,723
Retained earnings	**59,161,894**	54,272,250
Treasury stock, at cost (402,466 and 367,197 shares at December 31, 2007 and 2006)	**(8,307,905)**	(7,356,329)
Realized shareholders' equity	**56,721,708**	52,783,640
Accumulated other comprehensive income (loss)	**15,602**	(597,454)
Total shareholders' equity	**56,737,310**	52,186,186
Total Liabilities and Shareholders' Equity	**$ 436,385,717**	$ 410,302,056

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Condensed Consolidated Statements of Income

Southeastern Banking Corporation

Years Ended December 31,	**2007**	2006	2005
Interest income			
Loans, including fees	**$24,065,398**	$21,041,352	$17,093,379
Federal funds sold	**159,047**	310,741	424,485
Investment securities			
Taxable	**3,582,450**	3,795,586	3,830,722
Tax-exempt	**1,273,130**	1,299,926	1,479,049
Other assets	**68,388**	65,855	51,251
Total interest income	**29,148,413**	26,513,460	22,878,886
Interest expense			
Deposits	**9,395,888**	6,502,304	3,944,385
Federal funds purchased	**169,020**	34,586	7,503
U.S. Treasury demand note	**40,656**	32,728	16,631
Federal Home Loan Bank advances	**300,111**	300,111	300,111
Total interest expense	**9,905,675**	6,869,729	4,268,630
Net interest income	**19,242,738**	19,643,731	18,610,256
Provision for loan losses	**305,000**	109,500	339,833
Net interest income after provision for loan losses	**18,937,738**	19,534,231	18,270,423
Noninterest income			
Service charges on deposit accounts	**2,693,599**	2,419,575	2,347,417
Investment securities gains (losses), net	**97,473**	(209)	(76,750)
Gain on sale of nonreadily marketable equity security	**1,047,150**	-	-
Other operating income	**1,315,472**	1,308,685	1,258,525
Total noninterest income	**5,153,694**	3,728,051	3,529,192
Noninterest expense			
Salaries and employee benefits	**8,196,333**	8,029,093	7,563,746
Occupancy and equipment, net	**2,858,411**	2,715,570	2,473,512
Other operating expense	**2,653,631**	2,832,520	2,409,788
Total noninterest expense	**13,708,375**	13,577,183	12,447,046
Income before income tax expense	**10,383,057**	9,685,099	9,352,569
Income tax expense	**3,352,539**	3,110,083	2,877,935
Net income	**$ 7,030,518**	$ 6,575,016	$ 6,474,634
Basic and diluted earnings per common share	**$ 2.19**	$ 2.04	$ 1.97
Weighted average common shares outstanding	**3,204,024**	3,223,104	3,286,428

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Independent Auditor's Report

To the Board of Directors and Shareholders of Southeastern Banking Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Southeastern Banking Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007, (not presented herein) and, in our report dated April 14, 2008, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

/s/ Mauldin & Jenkins, LLC
Albany, Georgia
April 19, 2008

Condensed Consolidated Statements of Cash Flows

Southeastern Banking Corporation

Years Ended December 31,	**2007**	2006	2005
Operating activities			
Net income	**$ 7,030,518**	$ 6,575,016	$ 6,474,634
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**305,000**	109,500	339,833
Depreciation	**728,579**	614,506	761,269
Amortization and accretion, net	**77,065**	159,982	381,799
Deferred income tax benefit	**(106,165)**	(76,263)	(69,674)
Investment securities (gains) losses, net	**(97,473)**	209	76,750
Gain on sale of nonreadily marketable equity security	**(1,047,150)**	-	-
Net gains on sales of other real estate	**(49,567)**	(14,868)	(94,323)
Changes in assets and liabilities:			
Increase in other assets	**(113,028)**	(759,058)	(286,221)
Increase in other liabilities	**1,223,791**	503,761	369,992
Net cash provided by operating activities	**7,951,570**	7,112,785	7,954,059
Investing activities			
Principal collections and maturities of investment securities:			
Available-for-sale	**203,878,207**	73,610,509	47,161,870
Held-to-maturity	**1,977,200**	3,803,800	3,729,600
Proceeds from sales of available-for-sale investment securities	**12,086,010**	9,991,333	7,296,375
Purchases of available-for-sale investment securities	**(210,206,548)**	(94,125,010)	(55,818,378)
Purchases of held-to-maturity investment securities	**(900,000)**	(2,135,000)	(1,438,414)
Net increase in loans	**(22,077,849)**	(24,371,657)	(5,517,826)
Proceeds from sale of nonreadily marketable equity security	**1,122,150**	-	-
Purchase of bank-owned life insurance	**(5,000,000)**	-	-
Proceeds from sales of other real estate	**364,394**	131,215	384,113
Capital expenditures, net	**(3,262,664)**	(1,639,831)	(324,439)
Net cash used in investing activities	**(22,019,100)**	(34,734,641)	(4,527,099)
Financing activities			
Net increase (decrease) in deposits	**20,105,146**	13,149,942	(10,508,802)
Net increase in federal funds purchased	**2,608,000**	4,684,000	-
Net increase (decrease) in U.S. Treasury demand note	**(1,222,618)**	549,582	(75,652)
Purchase of treasury stock	**(951,576)**	(599,256)	(1,941,444)
Dividends paid	**(3,322,655)**	(3,342,450)	(3,352,315)
Net cash provided by (used in) financing activities	**17,216,297**	14,441,818	(15,878,213)
Net increase (decrease) in cash and cash equivalents	**3,148,767**	(13,180,038)	(12,451,253)
Cash and cash equivalents at beginning of year	**23,410,228**	36,590,266	49,041,519
Cash and cash equivalents at end of year	**$ 26,558,995**	$ 23,410,228	$ 36,590,266
Supplemental disclosure			
Cash paid during the year			
Interest	**$ 9,251,474**	$ 6,308,053	$ 4,146,341
Income taxes	**3,320,000**	3,550,000	2,920,000
Noncash investing and financing activities			
Broker receivable for security sales	**$ -**	$ -	$ (4,373,125)
Broker payable for security purchases	**-**	-	(1,981,680)
Real estate acquired through foreclosure	**356,348**	331,137	518,027
Loans made in connection with sales of foreclosed real estate	**23,625**	86,905	224,668

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Management's Statement of Responsibility for Financial Statements

Management is responsible for the preparation of the consolidated condensed financial statements and other related financial information included in this Summary Annual Report. The consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable. The financial statements which are contained in the Form 10-K furnished with the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders should be read in conjunction with these consolidated condensed financial statements.

/s/ Cornelius P. Holland, III
President & Chief Executive Officer

/s/ Alyson G. Beasley
Vice President & Treasurer

Darien - Main Office
1010 North Way
Darien, GA 31305
(912) 437-4141

Brunswick
15 Trade Street
Brunswick, GA 31525
(912) 264-3307

Brunswick - Southport
601 Palisade Drive
Brunswick, GA 31523
(912) 264-9520

Callahan
542238 US Hwy 1
Callahan, FL 32011
(904) 879-2613

Douglas
620 S. Peterson Ave.
Douglas, GA 31533
(912) 384-1212

Eulonia
Highway 17
Eulonia, GA 31331
(912) 832-4418

Folkston
101 Love Street
Folkston, GA 31537
(912) 496-7345

Hazlehurst
14 Hinson Street
Hazlehurst, GA 31539
(912) 375-5586

Hilliard
15885 County Road 108
Hilliard, FL 32046
(904) 845-4431

Hoboken
107 East Main Street
Hoboken, GA 31542
(912) 458-2116

Kingsland
1501 GA Hwy 40 East
Kingsland, GA 31548
(912) 729-6700

Nahunta
110 Bacon Street
Nahunta, GA 31553
(912) 462-5116

Nicholls
910 Van Streat Highway
Nicholls, GA 31554
(912) 345-2414

Richmond Hill
2004 Highway 17
Richmond Hill, GA 31324
(912) 459-2323

St. Marys
2512 Osborne Road
St. Marys, GA 31558
(912) 882-2265

Woodbine
414 Bedell Avenue
Woodbine, GA 31569
(912) 576-3221

Yulee
463128 State Road 200
Yulee, FL 32097
(904) 225-9313




HERRINGS & FARRELS SAFE CO.
PATENTED FEB. 7 1869




Back row left to right
Shirley L. Wainright
Vice President &
Branch Manager
Hoboken
R. Eugene Crews
Senior Vice President &

Branch Officers
Georgia Offices



Back row left to right:

Jennifer B. Sh[illegible]
Vice President
& Branch M[illegible]
Kingsland

Jonathan D. B[illegible]
Vice President
& Branch Manager
Woodbine

Front row left to right:

Janice S. Conner
Banking Officer
Folkston

June D. Shattuck
Loan Officer
Folkston

Karla C. Rosengren
Loan Officer
& Branch Manager
St. Marys

Branch Officers
Florida Offices



Left to right:

[illegible]
Hilliard

Susan A. [illegible]
Banking [illegible]
Asst. Br[illegible]
Callahan

Joan [illegible]
Banking [illegible]
& Branch [illegible]
Yulee


Margie L. Vollenweide
Training Officer


Latrelle M. Peterson
Deposit Operations Officer
Ellen T. Washington
Asst. Vice Pre





Southeastern Banking Corporation

Board of Directors

Cornelius P. Holland, III
President & CEO

Alyson G. Beasley
Vice President & Treasurer

Leslie H. Blair
Vice President
Gowen Timber Company, Inc.

David H. Bluestein
Retired
Bluestein's Supermarket, Inc.

Alva J. Hopkins, III
President
Toledo Manufacturing Company

A. Wade Strickland
Cardiologist
Jones, Strickland & Certain

Corporate Officers

Cornelius P. Holland, III
President & CEO

Alyson G. Beasley
Vice President & Treasurer

Wanda D. Pitts
Secretary

Millie J. Ray
Internal Audit Director

Board of Directors
Southeastern Bank



CE
ern B

G. B
ern B

Stric
t
ckland

5. W. Harper
Partner
Schell & Hogan, LLP

Pr
To

7. Alb
Vice
Golden Isles R

8. David H. Blu
Retired
Bluestein's Sup

9. Leslie H. Bla
Vice President
Gowen Timber c.

Not pictured -

Lawrence F. Ja
President
Jacobs Seafood Enterprises

2

Emeritus Directors
Southeastern Bank



President's Award Recipients
Southeastern Bank


Vernice B. Jordan
W. Sharon Harper

Corporate Headquarters
Southeastern Banking Corporation
1010 North Way
Darien, Georgia 31305
(912) 437-4141

Corporate Mailing Address
Southeastern Banking Corporation
P.O. Box 455
Darien, Georgia 31305
www.southeasternbank.com

Southeastern Bank
Voice Banking:
Toll Free (800) 630-5776
Darien & Eulonia (912) 437-8700
Internet Banking:
www.southeasternbank.com

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 3:00 p.m. on Wednesday, May 14, 2008 at Southeastern Bank, 15 Trade Street, Brunswick, Georgia.

Stock Trading
The Company's common stock is traded over-the-counter under the symbol SEBC.

Shareholders of Record
On December 31, 2007, the Company had approximately 500 shareholders of record.

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

Principal Market Makers
The following make a market in Southeastern Banking Corporation stock:
- Morgan Keegan
- Sterne Agee

Stock Prices and Dividends Declared by Quarter

2007

Market Prices	**4th**	**3rd**	**2nd**	**1st**
High	**26.50**	**29.00**	**29.00**	**30.00**
Low	**24.10**	**25.60**	**27.25**	**28.20**
Dividends	**0.25**	**0.14**	**0.14**	**0.14**

2006

Market Prices	4th	3rd	2nd	1st
High	30.00	28.50	27.75	28.00
Low	27.25	28.00	27.15	26.00
Dividends	0.615	0.135	0.135	0.135

Investor Inquiries
Analysts, investors, and others seeking information should contact:

Alyson G. Beasley or Wanda D. Pitts
(912) 437-4141

Independent Auditors
Mauldin & Jenkins, LLC
Albany, Georgia

Southeastern Banking Corporation and its subsidiaries are Equal Opportunity Employers.

Southeastern Bank is a member of the Federal Deposit Insurance Corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

Commission File Number 000-32627

SOUTHEASTERN BANKING CORPORATION

(Exact name of registrant as specified in its charter)

Georgia	**58-1423423**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

P. O. Box 455, 1010 Northway, Darien, Georgia 31305
(Address of principal executive offices) (Zip Code)

(912) 437-4141
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $1.25 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates on June 30, 2007 was approximately $61,471,000 (based on a per share price of $29.00 on over-the-counter trades executed by principal market-makers).

As of April 11, 2008, the Registrant had 3,178,331 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 are incorporated by reference in Part IV, Item 15.

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2008 are incorporated by reference in Part III.

Table of Contents

Part I

Part II

Part III

Part IV

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PART I

Item 1. Business.

1. **History and Organization.** Southeastern Banking Corporation (the "Company") and its wholly-owned subsidiary, Southeastern Bank ("SEB"), provide a full line of commercial and retail services to meet the financial needs of individual, corporate, and government customers in southeast Georgia and northeast Florida. The Company's corporate offices are located at 1010 North Way Street, Darien, Georgia.

The Company was formed in 1980 to serve as the parent holding company of its then sole subsidiary bank, The Citizens Bank, Folkston, Georgia, which later changed its name to Southeastern Bank. In 1983, the Company acquired The Darien Bank, Darien, Georgia. Since 1983, the Company has acquired three additional financial institutions in the southeast Georgia market. These acquisitions were consummated by merging the acquired bank with SEB; the acquired banks were subsequently converted to branches of SEB. In this manner, the Company acquired The Camden County State Bank, Woodbine, Georgia, in 1984; the Jeff Davis Bank, Hazlehurst, Georgia, in 1986; and the Nicholls State Bank, Nicholls, Georgia, in 1988. In 1990, SEB merged with and into The Darien Bank, with The Darien Bank being the surviving bank in the merger operating under its 1888 Charter. Immediately, The Darien Bank changed its name to "Southeastern Bank." SEB is a state banking association incorporated under the laws of the State of Georgia.

In 1991, the Company acquired the Folkston, St. Marys, and Douglas, Georgia, offices of First Georgia Savings Bank, a savings bank in Brunswick, Georgia. Offices located in St. Marys and Douglas are now operating as branches of SEB, but the First Georgia office in Folkston was closed and merged into the existing Folkston branch. In 1993, the Company acquired the Folkston and St. Marys offices of Bank South, N.A., Atlanta, Georgia. Both of the acquired offices were closed and merged into existing offices of the Company.

In 1996, the Company acquired the Callahan, Hilliard, and Yulee offices of Compass Bank in northeast Florida's Nassau County. Geographically, Nassau County borders Camden and Charlton Counties in southeast Georgia where the Company has other offices. In 2002, the Company acquired the Richmond Hill office of Valdosta, Georgia-based Park Avenue Bank. Richmond Hill is located approximately ten miles outside the greater Savannah area. All of these facilities are operated as branches of SEB.

In February 2003, the Company opened a loan production office in Brunswick, Georgia. In November 2004, a full service banking facility was opened at 15 Trade Street in Brunswick, and the loan production office closed. In January 2007, the Company opened a new branch at 601 Palisade Drive in the fast-growing Southport area of Brunswick.

2. **Business.** SEB, the Company's commercial bank subsidiary, offers a wide range of services to meet the financial needs of its customer base through its branch and ATM network in southeast Georgia and northeast Florida. SEB's primary business comprises traditional deposit and credit services as well as official check services, wire transfers, and safe deposit box rentals. Deposit services offered include time certificates plus NOW, money market, savings, and individual retirement accounts. Credit services include commercial and installment loans, long-term mortgage originations, credit cards, and standby letters of credit. Commercial loans are made primarily to fund real estate construction and to meet the needs of customers engaged in the agriculture, timber, seafood, and other industries. Installment loans are made for both consumer and non-consumer purposes. Through an affiliation with Raymond James Financial Services, SEB also provides insurance agent and investment brokerage services. At December 31, 2007, SEB operated seventeen full-service banking offices with total assets approximating $435,000,000. A list of SEB offices is provided in Part I, Item 2.

The Federal Reserve Bank of Atlanta is the principal correspondent of SEB; virtually all checks and electronic payments are processed through the Federal Reserve. SEB also maintains accounts with other correspondent banks in Georgia, Florida, and Alabama.

At December 31, 2007, the Company and its subsidiary had 166 full-time employees and 11 part-time employees.

3. **Competition.** The Company has direct competition with other commercial banks, savings and loan associations, and credit unions in each market area. Since mid-1998, intrastate branching restrictions in all of the Company's market areas have been lifted. The removal of intrastate branching restrictions has given the Company opportunities for growth but has also intensified competition as other banks branch into the Company's markets.

The Company faces increasingly aggressive competition from other domestic lending institutions and from numerous other providers of financial services. The ability of nonbanking financial institutions to provide services previously reserved for commercial banks has intensified competition. Because nonbanking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures.

4. **Supervision and Regulation.** As a bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System ("Federal Reserve"). SEB, an insured state non-member bank chartered by the Georgia Department of Banking and Finance ("GDBF"), with branches in Georgia and Florida, is subject to supervision and regulation by the GDBF and the Federal Deposit Insurance Corporation ("FDIC"). SEB is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Numerous consumer laws and regulations also affect the operations of SEB. In addition to the impact of regulation, the Company is also significantly affected by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. In addition, a bank may establish branches across state lines by merging with a bank in another state, subject to certain restrictions. A bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve.

A number of obligations and restrictions imposed on bank holding companies and their bank subsidiaries by federal law and regulatory policy are designed to reduce potential loss exposure to bank depositors and to the FDIC insurance fund in the event of actual or possible default. For example, under Federal Reserve policy with respect to bank holding company operations, the Company is expected to serve as a source of financial strength to, and commit resources to support, SEB where it might refuse absent such policy. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the applicable institution is "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as those terms are defined under regulations issued by each of the federal banking agencies.

The Federal Reserve and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve risk-based guidelines define a tier-based capital framework. Tier 1 capital includes common shareholders' equity, trust preferred securities, minority interests, and qualifying preferred stock, less goodwill and other adjustments, as applicable. Tier 2 capital consists of preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt, the allowance for credit losses up to a certain amount, and a portion of any unrealized gain on equity securities, also as applicable. The sum of Tier 1 and Tier 2 capital represents the Company's qualifying total capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality, and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital, and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well-capitalized" institution must have a Tier 1 risk-based capital ratio of at least six percent, a total risk-based capital ratio of at least ten percent, and a leverage ratio of at least five percent and not be subject to a capital directive order. The Company and SEB are considered "well-capitalized" by their respective federal banking regulators. The Company's capital position is delineated in Note 15 to the consolidated financial statements and in the Capital Adequacy section of Part II, Item 7.

Regulators also must take into consideration: (a) concentrations of credit risk; (b) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position); and (c) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination.

There are various legal and regulatory limits on the amount of dividends and other funds SEB may pay or otherwise supply the Company. Additionally, federal and state regulatory agencies have the authority to prevent a bank or bank holding company from engaging in any activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

On November 12, 1999, financial modernization legislation known as the Gramm-Leach-Bliley Act ("GLB Act") was signed into law. Under the GLB Act, a bank holding company which elects to become a financial holding company may engage in expanded securities activities, insurance sales, and underwriting activities, and other financial activities, and may also acquire securities firms and insurance companies, subject in each case to certain conditions. Securities firms and insurance companies may also choose to establish or become financial holding companies and thereby acquire banks, also subject to certain conditions. The Company has no present intention to change its status from a bank holding company to a financial holding company.

Under the Community Reinvestment Act ("CRA"), SEB, as an FDIC insured institution, has a continuing and affirmative obligation to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. CRA requires the appropriate federal regulator, in connection with its examination of an insured institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as applications for a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application by the federal banking regulator. SEB received a satisfactory rating in its most recent CRA exam.

The USA Patriot Act of 2001 ("Patriot Act") substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States; imposes new compliance and due diligence obligations; creates new crimes and penalties; compels the production of documents located both inside and outside the United States, and clarifies the safe harbor from civil liability to customers. The United States Department of the Treasury has issued a number of regulations that further clarify the Patriot Act's requirements or provide more specific guidance on their application. The Patriot Act requires all "financial institutions," as defined, to establish certain anti-money laundering compliance and due diligence programs. The Patriot Act requires financial institutions that maintain accounts for "non-United States persons" or their representatives to establish, "appropriate, specific and, where necessary, enhanced due diligence policies, procedures, and controls that are reasonably designed to detect and report instances of money laundering through those accounts." Bank regulators are focusing their examinations on anti-money laundering compliance, and the Company continues to enhance its anti-money laundering compliance programs, as applicable.

Federal banking regulators, as required under the GLB Act, have adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of the GLB Act affect how consumer information is transmitted through bank holding companies and conveyed to outside vendors.

The FDIC merged the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund to form the Deposit Insurance Fund ("DIF") on March 31, 2006 in accordance with the Federal Deposit Insurance Reform Act of 2005. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment).

The Sarbanes-Oxley Act of 2002 and its impact on the Company are discussed in the Corporate Governance section of Part II, Item 7.

There have been a number of legislative and regulatory proposals that would have an impact on the operation of bank holding companies and their subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company.

5. **Securities Exchange Act Reports.** Through its Internet website at www.southeasternbank.com, the Company provides a direct link to its Securities and Exchange Act filings. Reports accessible from this link include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.

Item 1A. Risk Factors

Our business is subject to certain risks, including those described below. The risks below do not describe all risks applicable to our business and are intended only as a summary of certain material factors that affect our operations in our industry and markets. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance in which we operate. More detailed information concerning these and other risks is contained in other sections of this Form 10-K.

If our allowance for loan losses is not sufficient to cover actual loan losses, or if credit delinquencies increase, our earnings could decrease.

Like other financial institutions, we face the risk that our customers will not repay their loans, the collateral securing the payment of those loans may be insufficient to assure repayment, and we may be unsuccessful in recovering the remaining loan balances. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. Based in part on those assumptions and judgments, we maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we also rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume, delinquencies and non-accruals, national and local economic conditions, and other pertinent information. However, those established loan loss reserves may prove insufficient. If we are unable to raise revenue to compensate for these losses, such losses could have a material adverse effect on our operating results.

We face strong competition from other financial services providers.

We operate in a highly competitive market for the products and services we offer. The competition among financial services providers to attract and retain customers is strong. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Some of our competitors may be better able to provide a wider range of products and services over a greater geographic area. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our market areas and elsewhere. Moreover, this highly competitive industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Many of our competitors have fewer regulatory constraints and some have lower cost structures. While we believe we can and do successfully compete with these other financial institutions in our market areas, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market.

Our business is subject to the success of the economic conditions of the United States and the markets in which we operate.

The success of our business and earnings is affected by general business and economic conditions in the United States and our market areas, particularly southeast Georgia and northeast Florida. If the communities in which we operate do not grow as anticipated or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively impacted. An economic downturn, an increase in unemployment, or other events that affect household and/or corporate incomes either nationally or locally could decrease the demand for loans and our other products and services and increase the number of customers who fail to pay interest or principal on their loans. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas if they do occur.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In the future, we may not have the benefit of a favorable interest rate environment or a strong real estate market. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Risks associated with unpredictable economic and political conditions may be amplified as a result of our limited market areas.
Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. Because the majority of our borrowers are individuals and businesses located and doing business in southeast Georgia and northeast Florida, our success will depend significantly upon the economic conditions in those areas. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution more able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance and increase our cost of funds.

Deteriorating credit quality, particularly with respect to loans secured by real estate, may adversely impact us, leading to higher loan charge-offs or an increase in our provision for loan losses.
The second half of 2007 was highlighted by a general decline in the real estate and housing market along with significant mortgage loan-related losses reported by many other financial institutions. As of December 31, 2007, approximately 82% of our total loans were collateralized by real estate, including residential construction and development loans. Loan defaults result in a decrease in interest income and may require the establishment of or an increase in loan loss reserves. Furthermore, the decrease in interest income resulting from a loan default or defaults may be for a prolonged period of time as we seek to recover, primarily through legal proceedings, the outstanding principal balance and interest due on defaulted loans plus the legal costs incurred in pursuing our legal remedies. These conditions may result in our need to increase loan loss reserves or charge-off a higher percentage of loans, thereby reducing net income. Furthermore, because we rely heavily on loans secured by real estate, a continued decrease in real estate values could cause higher loan losses and require higher loan loss provisions. Any sustained period of increased payment delinquencies, foreclosures, or losses caused by adverse market or economic conditions in our market areas could adversely affect the value of our assets, our revenues, results of operations, and financial condition.

Departures of our key personnel may harm our ability to operate successfully.
Our success has been and continues to be largely dependent upon the services of our senior management team, including our senior loan officers, and our board of directors, many of whom have significant relationships with our customers. Our continued success will depend, to a significant extent, on the continued service of these key personnel. The prolonged unavailability or the unexpected loss of any of them could have an adverse effect on our financial condition and results of operations. We cannot be assured of the continued service of our senior management team or our board of directors with us.

We may face risks with respect to the future expansion of our business.
As we expand our business in the future into new and emerging markets, we may also consider and enter into new lines of business or offer new products or services. Such expansion involves risks, including:

- Entry into new markets where we lack experience;
- The introduction of new products or services into our business with which we lack experience;
- The time and cost associated with identifying and evaluating potential markets, products and services, hiring experienced local management, and opening new offices;

- Potential time lags between preparatory activities and the generation of sufficient assets and deposits to support the costs of expansion; and
- The estimates and judgments used to evaluate market risks with respect to new markets, products, and services may not be accurate.

Future growth may require us to raise additional capital, but that capital may not be available when it is needed.
We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources will continue to satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time and on our financial performance. Accordingly, we cannot ensure our ability to raise additional capital if needed on favorable terms. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.
We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. Many of these regulations are intended to protect depositors, the public, and the FDIC rather than shareholders. The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. In addition, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

The monetary policies and laws of the United States, including interest rate policies of the Federal Reserve Board, could affect our earnings.
The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and our return on those loans and investments, both of which affect our net interest margin. They can also materially affect the value of financial instruments we hold. Changes in interest rates by the Federal Reserve may affect our level of interest income and interest expense. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income. In addition, an increase in interest rates may decrease the demand for consumer and commercial credit, including real estate loans, which are a major component of our loan portfolio.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses. Changes in Federal Reserve Board policies and laws are beyond our control and hard to predict.

Fluctuations in our expenses and other costs may hurt our financial results.
Our expenses and other costs, such as operating and marketing expenses, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, we must successfully manage such expenses As our business develops, changes or expands, additional expenses can arise.

We must respond to rapid technological changes and these changes may be more difficult or expensive than anticipated.
If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition, and results of operations. The financial services industry is changing rapidly and in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services, and technologies. These changes may be more difficult or expensive than we anticipate.

Negative public opinion could damage our reputation and adversely impact business and revenues.
As a financial institution, our earnings and capital are subject to risks associated with negative public opinion. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, the failure of any product or service sold by us to meet our customers' expectations or applicable regulatory requirements, corporate governance and acquisitions, or from actions taken by regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract and/or retain clients and can expose us to litigation and regulatory action.

Changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies, could materially impact our financial statements.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the regulatory agencies, the Financial Accounting Standards Board, and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results, and financial condition.
We may be involved from time to time in a variety of litigation, investigations, or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

Various domestic or international military or terrorist activities or conflicts could affect our business and financial condition.
Acts or threats of war or terrorism, actions taken by the United States or other governments in response to such acts or threats could negatively affect business and economic conditions in the United States. If terrorist activity, acts of war, or other international hostilities cause an overall economic decline, our financial condition and results of operations could be adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including war in the Middle East, have created many economic and political uncertainties that could seriously harm our business and results of operations in ways that we cannot predict.

Our directors and executive officers own a significant portion of our common stock.
Our directors and executive officers, as a group, beneficially owned approximately 28% of our outstanding common stock as of December 31, 2007. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

The trading volume in our common stock has been low, and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

The trading volume in our common stock has been relatively low. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of SEB to pay dividends to the Company is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Georgia banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

Company Property. The Company's executive offices are located in SEB's main banking office at 1010 North Way Street, Darien, Georgia.

Banking Facilities. Besides its main office in Darien, SEB has sixteen other banking offices in northeast Florida and southeast Georgia as shown in the table below:

Banking Offices

Florida	542238 US Highway 1 Nassau County **Callahan, Florida** 32011	463128 State Road 200 Nassau County **Yulee, Florida 32097**
	15885 County Road 108 Nassau County **Hilliard, Florida** 32046	
Georgia	15 Trade Street Glynn County **Brunswick, Georgia** 31525	1501 GA Highway 40 East Camden County **Kingsland, Georgia** 31548
	601 Palisade Drive Glynn County - Southport **Brunswick, Georgia** 31523	110 Bacon Street Brantley County **Nahunta, Georgia** 31553

Banking Offices, continued

Georgia	620 S. Peterson Avenue Coffee County **Douglas, Georgia** 31533	910 Van Streat Highway Coffee County **Nicholls, Georgia** 31554
	Highway 17 McIntosh County **Eulonia, Georgia** 31331	2004 Highway 17 Bryan County **Richmond Hill, Georgia** 31324
	101 Love Street Charlton County **Folkston, Georgia** 31537	2512 Osborne Road Camden County **St. Marys, Georgia** 31558
	14 Hinson Street Jeff Davis County **Hazlehurst, Georgia** 31539	414 Bedell Avenue Camden County **Woodbine, Georgia** 31569
	107 E. Main Street Brantley County **Hoboken, Georgia** 31542	

The Company owns all of its main office and branch facilities except its Southport facility in Brunswick. The Company leases space in a shopping center at 601 Palisade Drive for its Southport office. The annual lease expense for this space approximates $24,000; the remaining term of the lease is less than one year. See Note 5 to the consolidated financial statements for further property information.

Item 3. Legal Proceedings.

The Company and its subsidiary are parties to claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management and counsel that none of these matters, when resolved, will have a material effect on the Company's consolidated results of operations or financial position.

Item 4. Submission Of Matters to a Vote of Security Holders.

None

PART II

Item 5. Market for the Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities.

The Company's stock trades publicly over-the-counter under the symbol "SEBC." The high and low sales prices shown below are based on information being posted to electronic bulletin boards by market-makers in the Company's stock. These market prices may include dealer mark-up, markdown, and/or commission. Prices paid on treasury stock purchases are excluded from these results.

The table below sets forth the high and low sales prices and the cash dividends declared on the Company's common stock during the periods indicated.

Market Sales Price &		Sales Price		Dividends
Dividends Declared	Quarter	High	Low	Declared
2007	**4th**	**$26.50**	**$24.10**	**$0.25**
	3rd	**29.00**	**25.60**	**0.14**
	2nd	**29.00**	**27.25**	**0.14**
	1st	**30.00**	**28.20**	**0.14**
2006	4th	30.00	27.25	0.615
	3rd	28.50	28.00	0.135
	2nd	27.75	27.15	0.135
	1st	28.00	26.00	0.135
2005	4th	28.25	27.50	0.63
	3rd	28.50	26.50	0.13
	2nd	28.00	25.00	0.13
	1st	28.00	25.00	0.13

The Company had approximately 500 shareholders of record at December 31, 2007.

The Company has paid regular cash dividends on a quarterly basis every year since its inception. Additionally, in prior years, the Company declared an "extra" dividend in the fourth quarter which was paid the following January. Effective in 2008, the Company will no longer pay an "extra" dividend in January of each year; rather, dividends are anticipated to be paid in equal installments over four quarters. In 2008, declared dividends will be paid in January, April, September, and December. In 2009 and future years, declared dividends will be paid in March, June, September, and December. The change in dividend structure was made to better align the Company with market practices. Management anticipates that the Company will continue to pay regular cash dividends. See the Capital Adequacy section of Part II, Item 7 for more details.

The Company is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiaries. State banking regulations limit the amount of dividends SEB may pay without prior approval of the regulatory agencies. The amount of cash dividends available from SEB for payment in 2007 without such prior approval is approximately $3,164,000.

The Company manages capital through dividends and share repurchases authorized by the Board of Directors. Capital needs are assessed based on expected growth and the current economic climate. In 2007, the Company repurchased 35,269 shares at an aggregate price of $951,576 and in 2006, 21,402 shares at an aggregate price of $599,256. As of December 31, 2007, the Company was authorized to purchase treasury shares valued at $6,692,095 under current Board resolutions. There is no expiration date for the treasury authorization.

Treasury purchases made during 2007 are summarized in the table on the next page.

Share Repurchases - 2007	Total Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet be Purchased under the Plans or Programs[1]
January - February	-	-	-	$2,643,671
March	4,000	$29.50	4,000	2,525,671
April	-	-	-	2,525,671
May	2,170	28.56	2,170	2,463,690
June	-	-	-	2,463,690
July	-	-	-	2,463,690
August	5,500	27.81	5,500	2,310,729
September	2,600	26.56	2,600	2,241,667
October	-	-	-	2,241,667
November	20,999	26.17	20,999	1,692,095
December	-	-	-	6,692,095
Total	35,269	$26.98	35,269	

[1]On December 12, 2007, the Board of Directors increased the existing authorization for treasury stock purchases from $10,000,000 to $15,000,000.

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the NASDAQ Stock Index and The Carson Medlin Company's Independent Bank Index (the "IBI") for the five years commencing December 31, 2002 and ended December 31, 2007. The IBI comprises a group of 27 independent community banks located in the southeastern United States.


Five Year Performance Index
300
250
200
150
100
50
0
INDEX
2002
2003
2004
2005
2006
2007
YEAR
SOUTHEASTERN BANKING CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX

	2002	2003	2004	2005	2006	2007
Southeastern Banking Corporation	100	154	161	181	190	**167**
Independent Bank Index	100	137	156	167	194	**147**
Nasdaq Index	100	150	163	166	183	**198**

Item 6. Selected Consolidated Financial Data.

Selected financial data for the last five years is provided in the table below:

Financial Data *(Dollars in thousands except per share data)*	2007	2006	2005	2004	2003
At December 31:					
Total assets	**$436,386**	$410,302	$388,691	$400,755	$374,368
Loans, net of unearned income	**269,477**	247,765	223,791	218,505	205,680
Allowance for loan losses	**4,510**	4,240	4,311	4,134	3,833
Investment securities	**120,460**	126,286	117,376	117,884	131,759
Deposits	**362,056**	341,951	328,801	339,310	316,963
Long-term debt	**5,000**	5,000	5,000	5,000	5,000
Treasury stock	**8,308**	7,356	6,757	4,816	4,600
Realized stockholders' equity	**56,722**	52,784	50,089	48,881	46,599
For the Year:					
Net interest income	**$ 19,243**	$ 19,644	$ 18,610	$ 17,275	$ 16,385
Provision for loan losses	**305**	110	340	807	968
Net income	**7,031**	6,575	6,475	5,803	5,201
Common dividends paid	**3,323**	3,342	3,352	3,361	3,383
Per Common Share:					
Basic earnings	**$2.19**	$2.04	$1.97	$1.75	$1.56
Dividends declared	**0.67**	1.02	1.02	1.00	1.00
Book value	**17.85**	16.43	15.48	14.79	14.07
Financial Ratios:					
Return on average assets	**1.71%**	1.68%	1.67%	1.53%	1.42%
Return on beginning equity	**13.32**	13.13	13.25	12.45	11.51
Tier 1 capital ratio	**17.93**	18.36	19.73	18.92	19.06
Total capital ratio	**19.18**	19.61	20.98	20.17	20.32
Tier 1 leverage ratio	**13.60**	13.05	13.10	12.34	12.56

The book value per share and equity ratios exclude the effects of mark-to-market accounting for investment securities. In accordance with generally accepted accounting principles, prior period amounts have not been restated to reflect the treasury stock purchases made from 2003 - 2007.

The financial data in the table above reflects the following developments:

- In November 2004, the Company opened a full service branch facility at 15 Trade Street in Brunswick and closed its loan production office that was opened in 2003. In 2004, approximately $12,000,000 of new loan production was attributable to the Brunswick market and in 2003, approximately $16,000,000.

- In January 2007, the Company opened a second branch in Brunswick at 601 Palisade Drive. Although loan and deposit growth attributable to the new branch were not significant in 2007, balances are expected to increase in 2008 and future years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Analysis should be read in conjunction with the consolidated financial statements and related notes. The Company's accounting policies, which are described in Note 1 to the financial statements and in the Critical Accounting Policies section of this Analysis, are integral to understanding the results reported. The Company's accounting policies require management's judgment in valuing assets, liabilities, commitments, and contingencies. A variety of factors could affect the ultimate value that is obtained when earning income, recognizing an expense, recovering an asset, or relieving a liability. This Analysis contains forward-looking statements with respect to business and financial matters. Actual results may vary significantly from those contained in these forward-looking statements. See the section entitled Forward-Looking Statements within this Analysis.

DESCRIPTION OF BUSINESS

Southeastern Banking Corporation, with assets exceeding $436,385,000, is a financial services company with operations in southeast Georgia and northeast Florida. Southeastern Bank, the Company's principal subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its seventeen branch locations and ATM network. Services offered include traditional deposit and credit services, long-term mortgage originations, and credit cards. SEB also offers 24-hour delivery channels, including internet and telephone banking, and through an affiliation with Raymond James Financial Services, provides insurance agent and investment brokerage services.

FINANCIAL CONDITION

Consolidated assets totaled $436,385,717 at year-end 2007, up $26,083,661 or 6.36% from December 31, 2006. Growth in the loan portfolio, particularly real estate - construction balances, was the predominant factor in the 2007 results. Loans grew $21,440,922 or 8.80% on an aggregate basis and $18,882,867 within real estate – construction balances while investment securities declined $5,825,790 or 4.61%. Additionally, the Company purchased $5,000,000 in bank-owned life insurance during the fourth quarter; this single premium insurance currently yields 7.00% on a federal taxable-equivalent basis. Loans comprised approximately 68%, investment securities, 31%, and bank-owned life insurance, 1%, of earning assets at December 31, 2007 versus 66%, 34%, and 0% at December 31, 2006. Overall, earning assets approximated 91% of total assets at both December 31, 2007 and 2006. During the year-earlier period, total assets grew $21,610,884 or 5.56%. An increase in loans outstanding was also the major element in the 2006 results. Refer to the Liquidity section of this Analysis for details on deposits and other funding sources.

Investment Securities

On a carrying value basis, investment securities declined $5,825,790 or 4.61% at December 31, 2007 compared to 2006. Purchases of securities during 2007, primarily comprising short-term securities with original maturities of 90 days or less, approximated $211,107,000, and redemptions, $218,039,000. The short-term securities were purchased primarily to collateralize public funds as required by law. The Company recognized a net gain of $97,473 on the sale of $11,988,537 corporate and agency securities in 2007; these securities were sold mainly to fund growth in the loan portfolio. In 2006, the Company recognized a net loss of $209 on the sale of securities totaling $9,991,542. The remaining redemptions both years were attributable to maturities and prepayments in the normal course of business. The effective repricing of redeemed securities impacts current and future earnings results; refer to the Interest Rate and Market Risk/Interest Rate Sensitivity and Operations sections of this Analysis for more details. In conjunction with asset/liability management, the Company continues to increase its proportionate holdings of mortgage-backed securities, corporates, and municipals when feasible to reduce its exposure to Agency securities with call features. At December 31, 2007, mortgage-backed securities, corporates, and municipals comprised 16%, 9%, and 26% of the portfolio. Overall, securities comprised 31% of earning assets at December 31, 2007, down from 34% at year-end 2006. The portfolio yield approximated 5.18% in 2007, up 26 basis points from 2006.

Management believes the credit quality of the investment portfolio remains sound, with 64.95% of the carrying value of debt securities being backed by the U.S. Treasury or other U.S. Government-sponsored agencies at December 31, 2007. The Company does not own any collateralized debt obligations, widely known as CDOs, secured by subprime residential mortgage-backed securities. All of the Company's corporate bonds were rated "A-" or higher by at least one nationally recognized rating agency at December 31, 2007 except for two non-rated trust preferred securities with a carrying value of $3,024,860. Management restricts purchases of trust preferred securities, which often are not rated, to issues of large bank holding companies domiciled in the southeastern United States. Although the individual security may not be rated, the issuing bank holding company or subsidiary must have a strong stand-alone credit rating. Within the municipal portfolio, all holdings were highly rated, investment grade securities other than thirteen non-rated Georgia issues. In analyzing non-rated municipals, management considers debt service coverage and whether the bonds support essential services such as water/sewer systems and education. Management reviews bond ratings and market valuation on a regular basis.

The weighted average life of the portfolio approximated 2 years at year-end 2007; management expects a moderate extension in duration during 2008. The amortized cost and estimated fair value of investment securities are delineated in the table below:

Investment Securities by Category *December 31,* *(In thousands)*	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
U. S. Government agencies				
2007	**$ 58,789**	**$ 216**	**$ 49**	**$ 58,956**
2006	61,544	28	572	61,000
2005	46,668	-	722	45,946
Mortgage-backed securities				
2007	**19,505**	**62**	**286**	**19,281**
2006	23,205	37	586	22,656
2005	29,014	67	796	28,285
Corporate bonds				
2007	**10,528**	**92**	**11**	**10,609**
2006	9,647	244	56	9,835
2005	8,152	436	27	8,561
Total available-for-sale				
2007	**88,822**	**370**	**346**	**88,846**
2006	94,396	309	1,214	93,491
2005	83,834	503	1,545	82,792
Held-to-maturity:				
State and municipal securities				
2007	**31,615**	**637**	**141**	**32,111**
2006	32,795	643	205	33,233
2005	34,585	953	157	35,381
Total investment securities:				
2007	**$120,437**	**$1,007**	**$ 487**	**$120,957**
2006	127,191	952	1,419	126,724
2005	118,419	1,456	1,702	118,173

As shown, the market value of the investment portfolio reflected $519,838 in net unrealized gains at December 31, 2007; refer to the Capital Adequacy section of this Analysis for more details on investment securities and related fair value. The Company did not have a concentration in the obligations of any issuer other than the U.S. Government and its agencies at year-end 2007.

The distribution of maturities and the weighted average yields of investment securities at December 31, 2007 are shown in the table below. Actual maturities may differ from contractual maturities because borrowers may, in many instances, have the right to call or prepay obligations.

Maturity Distribution of Investment Securities *December 31, 2007* *(Dollars in thousands)*	1 Year or Less	1 – 5 Years	5 – 10 Years	After 10 Years	Total
Distribution of maturities					
Amortized cost:					
U.S. Government agencies	$34,480	$19,337	$ 3,526	$ 1,446	$ 58,789
Mortgage-backed securities[1]	2,289	17,216	-	-	19,505
Corporate bonds	1,503	3,522	2,488	3,015	10,528
States and municipal securities	2,232	12,592	11,218	5,573	31,615
Total investment securities	$40,504	$52,667	$17,232	$10,034	$120,437
Fair value:					
U.S. Government agencies	$34,436	$19,433	$ 3,587	$ 1,500	$ 58,956
Mortgage-backed securities[1]	2,270	17,011	-	-	19,281
Corporate bonds	1,509	3,580	2,494	3,026	10,609
States and municipal securities	2,244	12,790	11,441	5,636	32,111
Total investment securities	$40,459	$52,814	$17,522	$10,162	$120,957
Weighted average yield:					
U.S. Government agencies	4.24%	4.52%	5.89%	5.62%-	4.47%
Mortgage-backed securities[1]	3.37%	4.18%	-	-	4.08%
Corporate bonds	5.50%	6.06%	6.00%	7.74%	6.45%
States and municipal securities[2]	6.20%	6.69%	6.61%	5.99%	6.50%
Total investment securities	4.34%	5.03%	6.37%	6.47%	5.11%

[1]Distribution of maturities for mortgage-backed securities is based on expected average lives which may differ from the contractual terms.
[2]The weighted average yields for tax-exempt securities have been calculated on a taxable-equivalent basis, using a federal income tax rate of 34%. No adjustments have been made for any state tax benefits or the nondeductible portion of interest expense pertaining to tax-exempt income.

Loans

Loans, net of unearned income, grew 8.76% or $21,711,187 since year-end 2006. The net loans to deposits ratio aggregated 74.43% at December 31, 2007 versus 72.46% and 68.06% at December 31, 2006 and 2005. Real estate – construction loans accounted for 87% or $18,882,867 of the 2007 increase. The majority of the growth within the construction portfolio was residential in nature and concentrated in the Company's coastal markets. Most of the loans in the real estate – construction portfolio are preparatory to customers' attainment of permanent financing or developer's sale and are, by nature, short-term and somewhat cyclical; swings in these account balances are normal and to be expected. Although the Company, like peer institutions of similar size, originates permanent mortgages for new construction, it traditionally does not hold or service long-term mortgage loans for its own portfolio. Rather, permanent mortgages are typically brokered through a mortgage underwriter or government agency. The Company receives mortgage origination fees for its participation in these origination transactions; refer to the disclosures provided under Results of Operations for more details. Overall, the commercial portfolio grew $1,589,144 or 1.82% at year-end 2007 compared to 2006. Nonfarm real estate and governmental loans within the commercial portfolio grew $3,239,449 and $1,292,741; other commercial/industrial and agricultural loans fell $2,839,039 and $151,278. The real estate – residential mortgage portfolio grew a modest $648,691 to $39,988,155 at December 31, 2007. Consumer loans grew $614,453 at December 31, 2007 compared to year-end 2006; these loans comprised 6.56% of the total portfolio at December 31, 2007.

Due to economic uncertainties within the Company's markets, particularly in the real estate sector, and resultant concerns regarding credit opportunities, management expects loan volumes to flatten or decline moderately in 2008.

During the same period in 2006, net loans grew 10.71% or $23,973,799. Growth in real estate – construction loans was the chief factor in the 2006 results. Loans outstanding are presented by type in the table below:

Loans by Category

December 31, *(In thousands)*	**2007**	2006	2005	2004	2003
Commercial, financial, and agricultural[1]	**$ 88,844**	$ 87,255	$ 86,256	$ 87,784	$ 86,078
Real estate – construction[3]	**123,095**	104,212	64,549	56,471	43,770
Real estate – residential mortgage[2, 3]	**39,988**	39,340	58,215	56,944	54,782
Consumer, including credit cards	**17,686**	17,071	14,927	17,510	21,266
Loans, gross	**269,613**	247,878	223,947	218,709	205,896
Unearned income	**136**	112	156	204	216
Loans, net	**$269,477**	$247,766	$223,791	$218,505	$205,680

[1]Includes obligations of states and political subdivisions.

[2]Typically have final maturities of 15 years or less.

[3]To comply with recent regulatory guidelines, certain loans that formerly would have been classified as real estate - mortgage are now being coded as real estate - construction. Comparable loans from prior periods have not been reclassified to reflect this change. The majority of real estate loans are residential in nature.

The amount of commercial/financial/agricultural and real estate - construction loans outstanding at December 31, 2007, based on remaining contractual repayments of principal, are shown by maturity and interest rate sensitivity in the table below. The maturities shown are not necessarily indicative of future principal reductions or cash flow since borrowers may prepay balances, and additionally, loans may be renewed in part or total at maturity.

Loan Maturity and Interest Rate Sensitivity – Selected Loans *December 31, 2007* *(In thousands)*	**Total**	**Within One Year**	**One-Five Years**	**After Five Years**
Loan maturity:				
Commercial, financial, and agricultural[1]	**$ 88,732**	**$ 35,677**	**$46,528**	**$6,527**
Real estate – construction[1]	**122,986**	**91,023**	**30,697**	**1,266**
Total	**$211,718**	**$126,700**	**$77,225**	**$7,793**
Interest rate sensitivity:				
Selected loans with:				
Predetermined interest rates			**$48,361**	**$4,060**
Floating or adjustable interest rates			**28,864**	**3,733**
Total			**$77,225**	**$7,793**

[1]Excludes nonaccrual loans totaling approximately $112 and $109.

Although the Company's loan portfolio is diversified, significant portions of its loans are collateralized by real estate. At December 31, 2007, approximately 82% of the loan portfolio was comprised of loans with real estate as the primary collateral. As required by policy, real estate loans are collateralized based on certain loan-to-appraised value ratios. A geographic concentration in loans arises given the Company's operations within a regional area of southeast Georgia and northeast Florida. The Company continues to closely monitor real estate valuations in its markets and consider any implications on the allowance for loan losses and the related provision. On an aggregate basis, commitments to extend credit and standby letters of credit approximated $54,808,000 at year-end 2007; because a substantial amount of these contracts expire without being drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements. The Company did not fund or incur any losses on letters of credit in 2007 or 2006.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed real estate and other assets. Overall, nonperforming assets aggregated $1,066,834 at year-end 2007, down $200,438 or 15.82% from year-end 2006. As a percent of total assets, nonperforming assets totaled 0.24% at December 31, 2007 versus 0.31% at December 31, 2006 and 0.38% at December 31, 2005. Other than the addition of a $79,000 real estate loan, no material credits were transferred to or removed from nonaccrual status during 2007. Individual concentrations within nonaccrual balances included loans to three separate borrowers averaging $76,000 each at December 31, 2007; due to the underlying real estate collateral coverage, no significant losses, if any, are expected on these balances. Nonaccrual balances did not include any industry concentrations at December 31, 2007. Criteria used by management in classifying loans as nonaccrual is discussed in the subsection entitled Policy Note. The allowance for loan losses approximated 6.16X the nonperforming loans balance at December 31, 2007 versus 4.40X at year-end 2006 and 3.35X at year-end 2005. Significant activity within foreclosed real estate balances included foreclosure of one borrower's residential real estate valued at approximately $200,000 and the sale of a separate residential parcel valued at approximately $138,000. Foreclosed real estate balances remained concentrated in residential real estate at December 31, 2007.

Loans past due 90 days or more approximated $776,000, or less than 1% of net loans, at year-end 2007. Management is unaware of any material concentrations within these past due balances; the vast majority, or 86%, of these past due balances were real estate-secured. The table below provides further information about nonperforming assets and loans past due 90 plus days:

Nonperforming Assets

December 31, *(Dollars in thousands)*	**2007**	2006	2005	2004	2003
Nonaccrual loans:					
Commercial, financial, and agricultural	**$ 112**	$ 235	$ 327	$ 312	$ 691
Real estate – construction	**109**	121	33	33	60
Real estate – residential mortgage	**350**	318	818	556	560
Consumer, including credit cards	**161**	290	107	168	77
Total nonaccrual loans	**$ 732**	$ 964	$1,285	$1,069	$1,388
Restructured loans[1]	-	-	-	-	-
Total nonperforming loans	**$ 732**	$ 964	$1,285	$1,069	$1,388
Foreclosed real estate[2]	**305**	288	187	409	197
Other repossessed assets	**30**	15	22	27	11
Total nonperforming assets	**$1,067**	$1,267	$1,494	$1,505	$1,596
Accruing loans past due 90 days or more	**$ 776**	$ 647	$ 579	$ 876	$ 961
Ratios:					
Nonperforming loans to net loans	**0.27%**	0.39%	0.57%	0.49%	0.67%
Nonperforming assets to net loans plus foreclosed/repossessed assets	**0.40%**	0.51%	0.67%	0.69%	0.78%

[1]Does not include restructured loans that yield a market rate.
[2]Includes only other real estate acquired through foreclosure or in settlement of debts previously contracted.

Loans past due 30-89 days also comprised less than 1% of net loans at December 31, 2007, totaling approximately $2,496,000.

Nonperforming Assets – 2006 compared to 2005. The decline in nonaccrual balances resulted largely from reductions on balances pertaining to the commercial shrimping industry; these loans approximated $131,000 at year-end 2006 versus $297,000 at year-end 2005 and a high of $334,000 in 2003. Charge-offs on these particular loans approximated $52,000 in 2006 virtually all of which were subsequently recovered in 2007. The fluctuation in foreclosed real estate balances resulted from foreclosure of one residential real estate parcel valued at approximately $138,000; this property was subsequently sold in 2007 at a book gain of $22,904.

Nonperforming Assets – 2005 compared to 2004 and 2003. Charge-offs on nonaccrual loans pertaining to the commercial shrimping industry approximated $64,000 in 2005. Other nonperforming activity in 2005 included foreclosure of a $94,000 residential parcel and sales of a separate $150,000 parcel and many lesser-valued properties. Nonperforming activity in 2004 included a $191,000 reduction in a large nonaccrual loan due to borrower sale of underlying collateral and an $86,000 charge-off on a separate commercial real estate loan;

additionally, foreclosed real estate balances included foreclosure of a commercial parcel valued at $170,000 and sale of an unrelated $98,000 parcel at a book gain of $117,000.

Additional loans classified as impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15," totaled approximately $12,174,000 at December 31, 2007. Approximately $9,205,000 of this classified balance pertained to three separate borrowers whose loan repayment was expected to come from commercial or residential real estate development or lot loan sales of the underlying collateral. Due to lagging sales and ongoing deterioration in the real estate market, payment of principal and interest on these coastal real estate loans has come from borrower reserves or other resources, constituting a change in the initial source of payment/terms of these loans. Management reviews all loans with total credit exposure of $500,000 or more at least quarterly and evaluates underlying collateral, assuming salvage values and estimating any allowance necessary to cover projected losses at – worse case scenario - liquidation. After adjustments for collateral value shortfalls, the allowance for loan losses allocated to these three credits approximated $80,000 at December 31, 2007. The remaining classified balance at December 31, 2007 pertained to one commercial borrower in the timber industry; this $2,969,000 credit relationship is secured primarily by accounts receivable and log inventory and secondly, by logging equipment and certificates of deposit. No allowance was deemed necessary for this credit under the SFAS 114 calculation at year-end 2007. Although this timber credit was not past due as to either principal or interest, the long-term outlook for the hardwood industry is particularly troubling, and management has aggressively sought to reduce its exposure; at March 31, 2008, the remaining balances owed on this credit relationship approximated $1,942,000. The Company continues to closely monitor real estate valuations in its markets and consider any implications on the allowance for loan losses and the related provision. Accordingly, due to lingering distress in the coastal real estate sector, an additional relationship of $1,716,000 was identified as impaired subsequent to year-end 2007; the allowance allocated to this particular relationship approximated $516,000 at March 31, 2008. The $516,000 assumes a significant loss if the underlying real estate required liquidation currently. As further discussed in the Allowance for Loan Losses subsection of this Analysis, management believes the allowance was adequate at December 31, 2007 and also March 31, 2008.

Policy Note. Loans classified as nonaccrual have been placed in nonperforming, or impaired, status because the borrower's ability to make future principal and/or interest payments has become uncertain. The Company considers a loan to be nonaccrual with the occurrence of any one of the following events: a) interest or principal has been in default 90 days or more, unless the loan is well-collateralized and in the process of collection; b) collection of recorded interest or principal is not anticipated; or c) income on the loan is recognized on a cash basis due to deterioration in the financial condition of the debtor. Smaller balance consumer loans are generally not subject to the above-referenced guidelines and are normally placed on nonaccrual status or else charged-off when payments have been in default 90 days or more. Nonaccrual loans are reduced to the lower of the principal balance of the loan or the market value of the underlying real estate or other collateral net of selling costs. Any impairment in the principal balance is charged against the allowance for loan losses; subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects. Accrued interest on any loan placed on nonaccrual status is reversed. Interest income on nonaccrual loans, if subsequently recognized, is recorded on a cash basis. No interest is subsequently recognized on nonaccrual loans until all principal has been collected. The gross amount of interest income that would have been recorded in 2007, 2006, and 2005, if such loans had been accruing interest at their contractual rates, was $69,000, $95,000, and $99,000; interest income actually recognized totaled $66,000, $58,000, and $65,000. Loans are classified as restructured when either interest or principal has been reduced or deferred because of deterioration in the borrower's financial position. Foreclosed real estate represents real property acquired by foreclosure or directly by title or deed transfer in settlement of debt. Provisions for subsequent devaluations of foreclosed real estate are charged to operations, while costs associated with improving the properties are generally capitalized. Refer to the footnotes accompanying the consolidated financial statements for more details on the Company's accounting and reporting policies on impaired loans and other real estate.

Allowance for Loan Losses

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses available to absorb losses inherent in the portfolio. The 2007 provision for loan losses totaled $305,000 and net charge-offs, $34,735.

The comparable provision and charge-off amounts for 2006 were $109,500 and $180,541 and in 2005, $339,833 and $162,874. Economic uncertainties on loans pertaining to the timber industry was the primary impetus in the increased provision in 2007 versus 2006; these and other loans will continue to be monitored, and the provision adjusted accordingly. Net charge-offs represented 0.01% of average loans in 2007 compared to 0.08% in 2006 and 0.07% in 2005. No single charge-off exceeded $25,000 in 2007. A $48,000 recovery on a loan pertaining to the commercial shrimping industry comprised approximately 21% of gross recoveries in 2007. Refer to the Nonperforming Assets subsection of this Analysis for details on specific charge-offs and recoveries recognized in 2006 and prior years. As further mentioned in other sections of this Analysis, the Company is committed to the early recognition of problem loans and to an appropriate and adequate level of allowance. The adequacy of the allowance is further discussed in the next subsection of this Analysis. Activity in the allowance is presented in the table below:

Allowance for Loan Losses

Years Ended December 31, *(Dollars in thousands)*	2007	2006	2005	2004	2003
Allowance for loan losses at beginning of year	**$ 4,240**	$ 4,311	$ 4,134	$ 3,833	$ 3,601
Provision for loan losses	**305**	110	340	807	968
Charge-offs:					
Commercial, financial, and agricultural	**33**	142	126	339	391
Real estate – construction	**16**	4	28	12	29
Real estate – residential mortgage	**10**	26	35	71	106
Consumer, including credit cards	**208**	192	227	335	450
Total charge-offs	**267**	364	416	757	976
Recoveries:					
Commercial, financial, and agricultural	**71**	47	76	11	31
Real estate – construction	**1**	-	-	-	1
Real estate – residential mortgage	**45**	20	19	47	20
Consumer, including credit cards	**115**	116	158	193	188
Total recoveries	**232**	183	253	251	240
Net charge-offs	**35**	181	163	506	736
Allowance for loan losses at end of period	**$ 4,510**	$ 4,240	$ 4,311	$ 4,134	$ 3,833
Net loans outstanding[1] at end of period	**$269,477**	$247,766	$223,791	$218,505	$205,680
Average net loans outstanding[1] at end of period	**$268,445**	$236,120	$218,211	$210,477	$187,789
Ratios:					
Allowance to net loans	**1.67%**	1.71%	1.93%	1.89%	1.86%
Net charge-offs to average loans	**0.01%**	0.08%	0.07%	0.24%	0.39%
Provision to average loans	**0.11%**	0.05%	0.16%	0.38%	0.52%
Recoveries to total charge-offs	**86.89%**	50.27%	60.82%	33.16%	24.59%

[1]Net of unearned income

The Company prepares a comprehensive analysis of the allowance for loan losses at least quarterly. SEB's Board of Directors is responsible for affirming the allowance methodology and assessing the general and specific allowance factors in relation to estimated and actual net charge-off trends. Such evaluation considers prior loss experience, the risk rating distribution of the portfolio, the impact of current internal and external influences on credit loss, and the levels of nonperforming loans. Specific allowances for loan losses are established for large impaired loans evaluated on an individual basis. The specific allowance established for these loans is based on a thorough analysis of the most probable source of repayment, including the present value of the loan's expected future cash flows, the loan's estimated market value, or the estimated fair value of the underlying collateral. General allowances are established for loans grouped into pools based on similar characteristics. In this process, general allowance factors established are based on an analysis of historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for the pools after an assessment of internal and external influences on credit quality that are reflected in the historical loss or risk rating data. These influences typically include recent loss experience in specific portfolio segments, trends in loan quality, changes in market focus, and concentrations of credit. This element also requires a high degree of managerial judgment to anticipate the impact that economic trends, legislative or governmental actions, or other unique market and/or portfolio issues will have on credit losses. Unallocated allowances relate to inherent losses that are not included elsewhere in the allowance. The qualitative factors associated with unallocated allowances include the inherent imprecisions in models and lagging or incomplete data. Because of their subjective nature, these risk factors are carefully reviewed by management and revised as conditions indicate. Based on its analyses, management believes the allowance was adequate at December 31, 2007.

The allowance is summarized by loan categories in the table below:

Allocation of Allowance for Loan Losses

December 31, (Dollars in thousands)	**2007**	2006	2005	2004	2003
Allocation of allowance by loan category:					
Commercial, financial, and agricultural	**$1,281**	$1,616	$1,621	$1,764	$1,581
Real estate – construction[1]	**1,825**	986	666	1,055	906
Real estate – residential mortgage[1]	**686**	633	866	973	918
Consumer, including credit cards	**636**	650	687	323	385
Unallocated	**82**	355	471	19	43
Total	**$4,510**	$4,240	$4,311	$4,134	$3,833
Allocation of allowance as a percent of total allowance:					
Commercial, financial, and agricultural	**29%**	38%	38%	43%	41%
Real estate – construction[1]	**40%**	23%	15%	26%	24%
Real estate – residential mortgage[1]	**15%**	15%	20%	23%	24%
Consumer, including credit cards	**14%**	16%	16%	8%	10%
Unallocated	**2%**	8%	11%	-%	1%
Total	**100%**	100%	100%	100%	100%
Year-end loan categories as a percent of total loans:					
Commercial, financial, and agricultural	**33%**	35%	38%	41%	42%
Real estate – construction[1]	**46%**	42%	29%	25%	21%
Real estate – residential mortgage[1]	**15%**	16%	26%	26%	27%
Consumer, including credit cards	**6%**	7%	7%	8%	10%
Total	**100%**	**100%**	100%	100%	100%

[1]To comply with recent regulatory guidelines, certain loans that formerly would have been classified as real estate - mortgage are now being coded as real estate - construction. Comparable loans from prior periods have not been reclassified to reflect this change. The majority of real estate loans are residential in nature.

Refer to the Nonperforming Assets subsection of this Analysis for details on the allowance allocated to classified loans under SFAS 114 at December 31, 2007. As shown in the table above, growth in the allowance allocated to real estate – construction loans was largely attributable to volume increases within that portfolio.

Other Commitments

Other than replacement of the branch facility in Yulee, Florida and renovation of other SEB offices, the Company had no material plans or commitments for capital expenditures as of December 31, 2007. Estimated remaining costs associated with new construction and renovations-in-progress at December 31, 2007 were $1,056,000.

LIQUIDITY

Liquidity is managed to ensure sufficient cash flow to satisfy demands for credit, deposit withdrawals, and other corporate needs. The Company's sources of funds include a large, stable deposit base and secured advances from the Federal Home Loan Bank (the "FHLB"). Additional liquidity is provided by payments and maturities, including both principal and interest, of the loan and investment securities portfolios. At December 31, 2007, loans[1] and investment securities with carrying values exceeding $149,000,000 and $38,000,000 were scheduled to mature in one year or less. The investment portfolio has also been structured to meet liquidity needs prior to asset maturity when necessary. The Company's liquidity position is further strengthened by its access, on both a short- and long-term basis, to other local and regional funding sources.

Funding sources primarily comprise customer-based core deposits but also include borrowed funds and cash flows from operations. Customer-based core deposits, the Company's largest and most cost-effective source of funding, comprised 85% of the funding base at December 31, 2007, down 300 basis points from 2006 levels. Borrowed funds, which variously encompass U.S. Treasury demand notes, federal funds purchased, and FHLB advances, totaled $12,974,523 at year-end 2007 versus $11,589,141 at December 31, 2006. More specifically, the maximum amount of U.S. Treasury demand notes available to the Company at year-end 2007 totaled $3,000,000, of which 23% was outstanding. Borrowings under unsecured federal funds lines of credit from other banks, each with varying terms and expiration dates, totaled $7,292,000; the maximum credit facility under these lines was $23,000,000 at December 31, 2007. Additionally, under a credit facility with the FHLB, the Company can borrow up to 16% of SEB's total assets; at year-end 2007, unused borrowings approximated $64,616,000. Refer to the subsection entitled FHLB Advances for details on the Company's outstanding balance with the FHLB. Cash flows from operations also constitute a significant source of liquidity. Net cash from operations derives primarily from net income adjusted for noncash items such as depreciation and amortization, accretion, and the provision for loan losses.

Management believes the Company has the funding capacity, from operating activities or otherwise, to meet its financial commitments in 2008. Refer to the Capital Adequacy section of this Analysis for details on treasury stock purchases and intercompany dividend policy and the Financial Condition section of this Analysis for details on unfunded loan commitments.

[1]No cash flow assumptions other than final contractual maturities have been made for installment loans. Nonaccrual loans are excluded.

Deposits

Deposits aggregated $362,056,176 at year-end 2007, up $20,105,146 or 5.88% from December 31, 2006. Non-interest bearing deposits declined $16,543,224 or 20.42% while interest-bearing deposits grew $36,648,370 or 14.04%. The decline in non-interest bearing deposits resulted largely from changes in product design during the third quarter of 2007. Specifically, effective July 2, senior demand deposits meeting minimum balance requirements are paid interest; these deposits approximated $11,119,000 at December 31, 2007. The number of tiers and associated rates on other NOW and money market accounts was also increased effective July 2; many of these rates were subsequently adjusted in the final weeks of 2007 in response to rate cuts promulgated by the Federal Reserve. Although these changes increase comparative interest expense, management is optimistic that these and other product changes will enhance the Company's competitive position and aid deposit growth and cross sell-opportunities long-term. Besides the change in senior accounts, other factors affecting interest-bearing balances included a continued increase in time certificate balances as customers took advantage of higher average rates. Specifically, time certificates grew $24,827,162 since year-end 2006; balances of $100,000 or more comprised 53% of the 2007 growth and 44% of certificate totals at year-end 2007. Savings declined $7,028,389, encompassing 21.09% of interest-bearing balances at December 31, 2007 versus 26.75% at December 31, 2006; the SmartSaver product again experienced the largest decline. Funding costs associated with all deposits increased significantly in 2007 versus 2006; see the Results of Operations section of this Analysis for more details. Overall, interest-bearing deposits comprised 82.20%, and noninterest-bearing deposits, 17.80%, of total deposits at December 31, 2007. The distribution of interest-bearing balances at December 31, 2007, 2006, and 2005 is shown in the table on the next page.

Deposits *December 31,* (Dollars in thousands)	2007 **Balances**	2007 **Percent of Total**	2006 Balances	2006 Percent of Total	2005 Balances	2005 Percent of Total
Interest-bearing demand deposits[1]	**$116,154**	**39.03%**	$ 97,305	37.28%	$ 93,954	37.72%
Savings	**62,772**	**21.09%**	69,800	26.75%	82,107	32.97%
Time certificates < $100,000	**66,148**	**22.23%**	54,419	20.85%	46,891	18.83%
Time certificates >= $100,000	**52,546**	**17.65%**	39,448	15.12%	26,098	10.48%
Total interest-bearing deposits	**$297,620**	**100.00%**	$260,972	100.00%	$249,050	100.00%

[1]NOW and money market accounts.

Deposits of one local governmental body comprised approximately $39,525,000 and $37,045,000 of the overall deposit base at December 31, 2007 and 2006. The Company had no brokered deposits at December 31, 2007.

As shown in the table below, approximately 76% of time certificates at December 31, 2007 were scheduled to mature within the next twelve months.

Maturities of Certificates of Deposit *December 31, 2007* (In thousands)	**Balances** **< $100,000**	**>= $100,000**	**Total**
Months to maturity:			
3 or less	**$12,286**	**$ 9,348**	**$21,634**
Over 3 through 6	**13,785**	**14,543**	**28,328**
Over 6 through 12	**25,299**	**14,681**	**39,980**
Over 12	**14,778**	**13,974**	**28,752**
Total	**$66,148**	**$52,546**	**$118,694**

The average balances table included in the Operations section of this Analysis provides detailed information about income/expense and rates paid on deposits for the last three years. The composition of average deposits for these same periods is shown below:

Composition of Average Deposits *Years Ended December 31,* (Dollars in thousands)	2007 **Balances**	2007 **Percent of Total**	2006 Balances	2006 Percent of Total	2005 Balances	2005 Percent of Total
Noninterest-bearing deposits	**$ 73,091**	**21.30%**	$ 82,372	25.08%	$ 76,832	23.30%
Interest-bearing demand deposits[1]	**95,350**	**27.78%**	87,239	26.56%	86,489	26.23%
Savings	**68,502**	**19.96%**	75,949	23.12%	91,412	27.72%
Time certificates	**106,266**	**30.96%**	82,931	25.24%	75,029	22.75%
Total	**$343,209**	**100.00%**	$328,491	100.00%	$329,762	100.00%

[1]NOW and money market accounts.

FHLB Advances

Advances outstanding with the FHLB totaled $5,000,000 at year-end 2007, unchanged from 2006. The outstanding advance, which matures March 17, 2010, accrues interest at an effective rate of 6.00%, payable quarterly. The advance is convertible into a three-month Libor-based floating rate anytime at the option of the FHLB. Interest expense on the advance approximated $300,000 in 2007 and 2006. Mortgage-backed securities with an aggregate carrying value of $5,232,986 were pledged to collateralize advances under this line of credit.

INTEREST RATE AND MARKET RISK/INTEREST RATE SENSITIVITY

The normal course of business activity exposes the Company to interest rate risk. Fluctuations in interest rates may result in changes in the fair market value of the Company's financial instruments, cash flows, and net interest income. The asset/liability committee regularly reviews the Company's exposure to interest rate risk and formulates strategy based on acceptable levels of interest rate risk. The overall objective of this process is to optimize the Company's financial position, liquidity, and net interest income, while limiting volatility to net interest income from changes in interest rates. The Company uses gap analysis and simulation modeling to measure and manage interest rate sensitivity.

An indicator of interest rate sensitivity is the difference between interest rate sensitive assets and interest rate sensitive liabilities; this difference is known as the interest rate sensitivity gap. In an asset sensitive, or positive, gap position, the amount of interest-earning assets maturing or repricing within a given period exceeds the amount of interest-bearing liabilities maturing or repricing within that same period. Conversely, in a liability sensitive, or negative, gap position, the amount of interest-bearing liabilities maturing or repricing within a given period exceeds the amount of interest-earning assets maturing or repricing within that time period. During a period of rising rates, a negative gap would tend to affect net interest income adversely, while a positive gap would theoretically result in increased net interest income. In a falling rate environment, a negative gap would tend to result in increased net interest income, while a positive gap would affect net interest income adversely. The gap analysis below provides a snapshot of the Company's interest rate sensitivity position at December 31, 2007:

Interest Rate Sensitivity *December 31, 2007* *(Dollars in thousands)*	Repricing Within **0 - 3 Months**	**4 - 12 Months**	**One - Five Years**	**After Five Years**	**Total**
Interest Rate Sensitive Assets					
Securities[1]	$ 30,778	$ 9,747	$ 52,646	$ 27,266	$120,437
Loans, gross[2]	166,726	26,954	69,987	5,214	268,881
Other assets	1,015	-		-	1,015
Total interest rate sensitive assets	198,519	36,701	122,633	32,480	390,333
Interest Rate Sensitive Liabilities					
Deposits[3]	200,560	68,308	28,752	-	297,620
Federal funds purchased	7,292	-	-	-	7,292
U.S. Treasury demand note	683	-	-	-	683
Federal Home Loan Bank advances	-	-	5,000	-	5,000
Total interest rate sensitive liabilities	208,535	68,308	33,752	-	310,595
Interest rate sensitivity gap	$ (10,016)	$(31,607)	$ 88,881	$ 32,480	$ 79,738
Cumulative gap	$ (10,016)	$(41,623)	$ 47,258	$ 79,738	
Ratio of cumulative gap to total rate sensitive assets	(2.57)%	(10.66)%	12.11%	20.43%	
Ratio of cumulative rate sensitive assets to rate sensitive liabilities	95.20%	84.97%	115.22%	125.67%	
Cumulative gap at December 31, 2006	$ (35,279)	$(57,988)	$ 71,836	$102,621	
Cumulative gap at December 31, 2005	$ (50,409)	$(59,043)	$ 71,366	$101,779	

[1]Distribution of maturities for available-for sale-securities is based on amortized cost. Additionally, distribution of maturities for mortgage-backed securities is based on expected average lives, which may be different from the contractual terms.

[2]No cash flow assumptions other than final contractual maturities have been made for installment loans with fixed rates. Nonaccrual loans are excluded.

[3]NOW, money market, and savings account balances are included in the 0-3 months repricing category.

As shown in the table on the prior page, the Company's cumulative gap position ($ in thousands) remained negative through the short-term repricing intervals at year-end 2007, totaling $(10,016) at three months and $(41,623) through one year. Excluding traditionally nonvolatile NOW from the gap calculation, the cumulative gap at December 31, 2007 totaled $90,777 at three months and $59,170 at twelve months, effectively reflecting the Company's asset sensitive position. Compared to 2006, the cumulative three-month gap position narrowed 71.61%, and the one-year gap, 28.22%, at December 31, 2007. The narrowing of the three-month gap at December 31, 2007 was primarily attributable to increases in variable rate loans tied to prime and securities with original maturities of 90 days or less. Other than seasonal variations, primarily in deposit balances, and extension of maturities in the investment portfolio, no significant changes are anticipated in the gap position during 2008; however, as further discussed below, the aggressive rate cuts promulgated by the Federal Reserve are expected to negatively affect net interest income in 2008. Shortcomings are inherent in any gap analysis since certain assets and liabilities may not move proportionally as rates change. For example, the gap analysis presumes that all loans[2] and securities[1] will perform according to their contractual maturities when, in many cases, actual loan terms are much shorter than the original terms and securities are subject to early redemption.

In addition to gap analysis, the Company uses simulation modeling to test the interest rate sensitivity of net interest income and the balance sheet. Contractual maturity and repricing characteristics of loans are incorporated into the model, as are prepayment assumptions, maturity data, and call options within the investment portfolio. Non-maturity deposit accounts are modeled based on past experience. Simulation results quantify interest rate risks under various interest rate scenarios. Based on the Company's latest analysis, the simulation model estimates that a gradual 300 basis points rise in rates over the next twelve months would increase net interest income approximately 6%; a gradual 300 basis points decline in rates would reduce net interest income approximately 7.50%. An immediate downward shock of 200 basis points would adversely impact net interest income approximately 13% over the next year; a similar upward shock would increase net interest income approximately 15%. Limitations inherent with simulation modeling include: a) In a down rate environment, competitive and other factors constrain timing of rate cuts on other deposit products whereas loans tied to prime and other variable indexes reprice instantaneously and securities with call or other prepayment features are likely to be redeemed prior to stated maturity and replaced at lower rates (lag effect); and b) Changes in balance sheet mix, for example, unscheduled pay-offs of large commercial loans, are oftentimes difficult to forecast.

The Company has not in the past, but may in the future, utilize interest rate swaps, financial options, financial futures contracts, or other rate protection instruments to reduce interest rate and market risks.

IMPACT OF INFLATION

The effects of inflation on the local economy and the Company's operating results have been relatively modest the last several years. Because substantially all the Company's assets and liabilities, including cash, securities, loans, and deposits, are monetary in nature, their values are less sensitive to the effects of inflation than to changing interest rates. As discussed in the preceding section, the Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest sensitive assets and liabilities.

CAPITAL ADEQUACY

Federal banking regulators have established certain capital adequacy standards required to be maintained by banks and bank holding companies. These regulations define capital as either Tier 1 (primarily realized shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). The Company and SEB are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8%, and Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 4%. To be considered a "well-capitalized" institution, the Tier 1 capital, total capital, and Tier 1 leverage ratios must equal or exceed 6%, 10%, and 5%, respectively. Banks and bank holding companies are prohibited from including unrealized gains and losses on debt securities in the calculation of risk-based capital but are permitted to include up to 45 percent of net unrealized pre-tax holding gains on equity securities in Tier 2 capital. The Company did not have any unrealized gains on equity securities includible in the risk-based capital calculations for any of the periods presented. At December 31, 2007, the Company's Tier 1, total capital, and Tier 1 leverage ratios totaled 17.93%, 19.18%, and 13.60%. The Company is committed to maintaining its well-capitalized status.

The Company's capital ratios for the most recent periods are presented in the table below:

Capital Ratios

December 31, (Dollars in thousands)	**2007**	2006	2005	2004	2003
Tier 1 capital:					
Realized shareholders' equity	**$ 56,721**	$ 52,784	$ 50,089	$ 48,881	$ 46,599
Intangible assets and other adjustments	**(448)**	(507)	(565)	(623)	(703)
Total Tier 1 capital	**56,273**	52,277	49,524	48,258	45,896
Tier 2 capital:					
Portion of allowance for loan losses	**3,930**	3,568	3,152	3,201	3,020
Allowable long-term debt	-	-	-	-	-
Total Tier 2 capital	**3,930**	3,568	3,152	3,201	3,020
Total risk-based capital	**$ 60,203**	$ 55,845	$ 52,676	$ 51,459	$ 48,916
Risk-weighted assets	**$313,827**	$284,789	$251,024	$255,110	$240,749
Risk-based ratios:					
Tier 1 capital	**17.93%**	18.36%	19.73%	18.92%	19.06%
Total risk-based capital	**19.18%**	19.61%	20.98%	20.17%	20.32%
Tier 1 leverage ratio	**13.60%**	13.05%	13.10%	12.34%	12.56%
Realized shareholders' equity to assets	**13.00%**	12.88%	12.86%	12.21%	12.49%

Book value per share grew 8.64% or $1.42 during 2007 to $17.85 at year-end. Dividends declared totaled $0.67, down $0.35 or 34.31% from $1.02 in 2006. The decline in the declared dividend resulted primarily from a change in dividend structure: Traditionally, the Company has declared regular quarterly dividends, and in the fourth quarter, an "extra" dividend for payment the following January; in 2007, the Company did not declare an "extra" dividend, intending for future dividends to be paid in equal installments over four quarters, eventually in the same quarter as declared. In 2006, the regular quarterly dividends totaled $0.135 per share, and the extra dividend, $0.48. In 2007, although the dividend declared was $0.67 for the year or $0.14 per quarter, the paid dividend totaled $1.035. In February 2008, the Company declared a regular quarterly dividend of $0.25. Management believes the new dividend structure better aligns the Company with market practices. For more specifics on the Company's dividend policy, refer to both Shareholder Matters in Part II, Item 5, and the subsection immediately following. Accumulated other comprehensive income, which measures net fluctuations in the fair values of investment securities, improved a moderate $613,056 at year-end 2007 compared to 2006. Movement in interest rates remained a dominant factor in the fair value results. Further details on investment securities and associated fair values are contained in the Financial Condition section of this Analysis.

Under existing authorization, the Company can purchase up to $15,000,000 in treasury stock. In 2006, the Company purchased 21,402 shares at an average price of $28.00 per share and in 2007, an additional 35,269 shares on the open market and through private transactions at an average price of $26.98 per share. Since inception in 2000, the Company has purchased 402,466 shares or 12.66% of total outstandings. The remaining consideration available for additional purchases, at prices to be determined in the future, is $6,692,095. Any acquisition of additional shares will be dictated by market conditions. The Share Repurchase Table on page 14 provides more information on the buyback program.

Refer to the Financial Condition and Liquidity sections of this Analysis for details on planned capital expenditures.

Dividend Policy

The Parent Company is a legal entity separate and distinct from its subsidiary, and its revenues and liquidity position depend primarily on the payment of dividends from its subsidiary. State banking regulations limit the amount of dividends SEB may pay without prior approval of the regulatory agencies. In 2007, SEB paid $3,279,200 in dividends to the Company without such prior approval. Cash dividends available from SEB for payment in 2008 without approval approximate $3,164,000. The Company uses regular dividends paid by SEB in order to pay quarterly dividends to its own shareholders. Management anticipates that the Company will continue to pay cash dividends on a recurring basis.

RESULTS OF OPERATIONS

Net income totaled $7,030,518 in 2007, up $455,502 or 6.93% from 2006. On a per share basis, net income grew $0.15 to $2.19 in 2007 from $2.04 in 2006. The return on average assets totaled 1.71% in 2007 versus 1.68% in 2006 and the return on beginning equity, 13.32% versus 13.13%. A $628,290 after-tax gain on the sale of a nonreadily marketable equity security was the chief factor in the 2007 results. Earnings increased $100,382 or 1.55% in 2006 compared to 2005. A 5.55% increase in net interest income was the overriding factor in the 2006 results. Variations in net interest income and noninterest income/expense are further discussed in the next two subsections of this Analysis; the provision for loan losses is separately discussed within the Financial Condition section.

Selected ratios for the measurement of net income and equity are presented below:

Return on Equity and Assets

Years Ended December 31,[1]	**2007**	2006	2005	2004	2003
Return on average assets	**1.71%**	1.68%	1.67%	1.53%	1.42%
Return on average equity	**12.71%**	12.50%	12.72%	11.89%	11.05%
Dividend payout ratio[2]	**30.45%**	49.90%	51.36%	56.96%	63.83%
Average equity to average assets ratio	**13.45%**	13.44%	13.10%	12.87%	12.90%

[1]These ratios exclude the effects of mark-to-market accounting for investment securities.

[2]Refer to the Capital Adequacy section of this Analysis for particulars on the Company's dividend policy.

Net Interest Income

Net interest income declined $400,993 or 2.04% in 2007 compared to 2006. The net interest margin approximated 5.27% in 2007 versus 5.65% in 2006; the interest rate spread, 4.33% versus 4.83%. Higher funding costs on deposits and other liabilities absorbed virtually all improvements in net interest income from asset volumes and yields in 2007. Specifically, interest earnings on loans and other earning assets improved $3,024,046 and $2,533, while earnings on investment securities and federal funds sold declined $239,932 and $151,694 from 2006. Asset yields averaged 7.88% in 2007, up 30 basis points from 2006. Interest expense on deposits and other borrowed funds increased $3,035,946 or 44.19% in 2007 versus 2006. Cost of funds jumped 83 basis points from 2006 levels, totaling 3.55% in 2007 versus 2.72% in 2006. Approximately 95% of the increased funding costs resulted from higher average rates on deposits in 2007 compared to 2006. Net interest income and resultant margins and spreads are projected to decline in 2008 due to yield reductions, particularly on prime-based loans and investment securities with optionality, as well as lower average balances on loans. The drop in net interest income for the 2008 first quarter alone approximated 13%. As discussed in the Interest Sensitivity section of this Analysis, competitive and other factors preclude simultaneous and proportionate declines in deposit rates; additionally, the product changes discussed in the Deposits section will increase interest expense going forward. See the interest differential table on the next page for more details on changes in interest income attributable to volume and rates in 2007 versus 2006. Net interest income increased $1,033,475 or 5.55% in 2006 compared to 2005. Overall improvements in asset yields precipitated the 2006 results.

The intense competition for loans and deposits continued in 2007 and shows no sign of abating. The high number of new and existing financial institutions in the Company's market areas essentially guarantees downward pressure on net interest spreads and margins as all participants struggle to amass and grow market share. Volume of assets and deposits will become even more important as margins decline. Strategies implemented by management to increase average loans outstanding emphasize competitive pricing on loan products and development of additional loan relationships, all without compromising portfolio quality. Management's strategy for deposits is to closely manage anticipated market increases and maintain a competitive position with respect to pricing and products. Comparative details about average balances, income/expense, and average yields earned and rates paid on interest-earning assets and liabilities for the last three years are provided in the table on the next page.

Average Balances[6] *Years Ended December 31,* (Dollars in thousands)	2007 Average Balances	2007 Income/ Expense	2007 Yields/ Rates	2006 Average Balances	2006 Income/ Expense	2006 Yields/ Rates	2005 Average Balances	2005 Income/ Expense	2005 Yields/ Rates
Assets									
Cash and due from banks	$ 19,297			$ 19,553			$ 19,316		
Interest-earning assets:									
Loans, net[1,2,4]	268,445	$24,155	9.00%	236,120	$21,107	8.94%	218,211	$17,158	7.86%
Federal funds sold	3,367	159	4.72%	6,312	311	4.93%	14,710	424	2.88%
Taxable investment securities[3]	76,904	3,582	4.66%	86,889	3,796	4.37%	92,249	3,831	4.15%
Tax-exempt investment securities[3,4]	29,465	1,924	6.53%	30,166	1,961	6.50%	33,423	2,234	6.68%
Other interest-earning assets	1,076	68	6.32%	1,102	66	5.99%	1,150	51	4.43%
Total interest-earning assets	379,257	29,888	7.88%	360,589	27,241	7.55%	359,743	23,698	6.59%
Allowance for loan losses	(4,363)			(4,272)			(4,228)		
Premises and equipment, net	10,923			9,248			9,086		
Intangible and other assets	5,744			5,214			4,696		
Unrealized losses on investment securities	(732)			(1,463)			(97)		
Total Assets	$410,126			$388,869			$388,516		
Liabilities and Shareholders' Equity									
Noninterest-bearing deposits	$ 73,091			$ 82,372			$ 76,832		
Interest-bearing liabilities:									
Interest-bearing demand deposits[5]	95,350	$ 2,606	2.73%	87,239	$ 1,960	2.25%	86,489	$ 1,251	1.45%
Savings	68,502	1,488	2.17%	75,949	1,273	1.68%	91,412	825	0.90%
Time deposits	106,266	5,302	4.99%	82,931	3,269	3.94%	75,029	1,868	2.49%
Federal funds purchased	3,100	169	5.45%	624	35	5.54%	187	8	4.01%
U.S. Treasury demand note	802	41	5.11%	678	33	4.82%	560	17	2.96%
Federal Home Loan Bank advances	5,000	300	6.00%	5,000	300	6.00%	5,000	300	6.00%
Total interest-bearing liabilities	279,020	9,906	3.55%	252,421	6,870	2.72%	258,677	4,269	1.65%
Other liabilities	3,163			2,461			2,156		
Realized shareholders' equity	55,335			52,581			50,912		
Accumulated other comprehensive loss	(483)			(966)			(61)		
Total Liabilities and Shareholders' Equity	$410,126			$388,869			$388,516		
Excess of interest-earning assets over interest-bearing liabilities	$100,237			$108,168			$101,066		
Interest rate spread			4.33%			4.83%			4.94%
Net interest income		$19,982			$20,371			$19,429	
Net interest margin			5.27%			5.65%			5.40%

[1]Average loans are shown net of unearned income. Nonperforming loans are included. Income on nonaccrual loans, if recognized, is recorded on a cash basis.
[2]Interest income includes loan fees and late charges of approximately $1,211,000, $1,381,000, and $1,262,000 in 2007, 2006, and 2005.
[3]Securities are presented on an amortized cost basis. Investment securities with original maturities of three months or less are included, as applicable.
[4]Interest income on tax-exempt loans and securities is presented on a taxable-equivalent basis, using a federal income tax rate of 34%. The taxable-equivalent amounts included in the above table aggregated approximately $740,000, $728,000, and $819,000 in 2007, 2006, and 2005. No adjustments have been made for any state tax benefits or the nondeductible portion of interest expense.
[5]Now and money market accounts.
[6]Averages presented generally represent average daily balances.

Analysis of Changes in Net Interest Income

The average balance table on the previous page provides detailed information about average balances, income/expense, and average yields earned and rates paid on interest-earning assets and interest-bearing liabilities for each of the last three years. The table below summarizes the changes in interest income and interest expense attributable to volume and rates in 2007 and 2006.

Interest Differential[1]	**2007 Compared to 2006 Increase (Decrease) Due to**			2006 Compared to 2005 Increase (Decrease) Due to		
Years Ended December 31, *(In thousands)*	**Volume**	**Rate**	**Net**	Volume	Rate	Net
Interest income						
Loans[2,3]	**$2,908**	**$140**	**$3,048**	$1,480	$2,469	$3,949
Federal funds sold	**(140)**	**(12)**	**(152)**	(318)	205	(113)
Taxable investment securities	**(455)**	**241**	**(214)**	(229)	194	(35)
Tax-exempt investment securities[3]	**(46)**	**9**	**(37)**	(213)	(60)	(273)
Other interest-earning assets	**(2)**	**4**	**2**	(2)	17	15
Total interest income	**2,265**	**382**	**2,647**	718	2,825	3,543
Interest expense						
Interest-bearing demand deposits[4]	**194**	**452**	**646**	11	698	709
Savings	**(134)**	**349**	**215**	(159)	607	448
Time deposits	**1,046**	**987**	**2,033**	214	1,187	1,401
Federal funds purchased[5]	**135**	**(1)**	**134**	23	4	27
U.S. Treasury demand note	**6**	**2**	**8**	4	12	16
Federal Home Loan Bank advances	**-**	**-**	**-**	-	-	-
Total interest expense	**1,247**	**1,789**	**3,036**	93	2,508	2,601
Net change in net interest income	**$1,018**	**$(1,407)**	**$(389)**	$ 625	$ 317	$ 942

[1]Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The rate/volume change, change in rate times change in volume, is allocated between volume change and rate change at the ratio each component bears to the absolute value of their total.
[2]Includes loan fees. See the average balances table on the previous page for more details.
[3]Interest income on tax-exempt loans and securities is presented on a taxable-equivalent basis, using a federal income tax rate of 34%. No adjustments have been made for any state tax benefits or the nondeductible portion of interest expense.
[4]Now and money market accounts.
[5]The entire change in net interest income attributable to the Company's initial borrowings under these credit facilities has been allocated to the change in volume. Similarly, when these facilities are unutilized in subsequent years, the change in net interest income is allocated to the change in volume.

Noninterest Income and Expense

Noninterest income increased $1,425,643 or 38.24% in 2007 compared to 2006. Key elements in the 2007 results included:

a) Gain on sale of nonreadily marketable equity security: The Company recognized a pre-tax gain of $1,047,150 on the sale of a nonreadily marketable equity security with a book basis of $75,000 in the fourth quarter; the sale of this equity security, held since the 1980s, was prompted by market conditions. Besides its ownership in the Federal Home Loan Bank of Atlanta ("FHLB"), the Registrant does not have any other nonreadily marketable equity securities on its books. The FHLB stock is included in other assets and recorded at cost. The sale of this equity security was disclosed in an 8-K filing with the SEC on December 3, 2007.

b) Investment securities (losses) gains, net: As further discussed in the Financial Condition section of this Analysis, the Company recognized a $36,843 loss on the sale of agency securities totaling $8,996,353 and a gain of $134,316 on the sale of corporate securities totaling $2,991,872 in 2007. These securities were sold primarily to fund growth in the loan portfolio. The Company recognized virtually no losses on sales of securities in 2006.

c) Service charges on deposit accounts: Service charges on deposit accounts grew $274,024 or 11.33% in 2007 compared to 2006; the 2007 improvement was primarily attributable to higher volume of NSF fees. The 2006 increase in service charges was similarly attributable to NSF fees.

d) Other operating income: The other operating portion of noninterest income increased a marginal $6,787 in 2007. Improvements in safe deposit box rents and other fees and commissions largely offset the decline in mortgage origination income in 2007. The Company is in the process of expanding and revamping its mortgage origination department and is optimistic that these initiatives will increase production and cross-sell opportunities long-term. By type and amount, the chief components of other operating income in 2007 were mortgage origination fees, $348,276; income on sale of check products, $132,084; surcharge fees – ATM, $333,126; commissions on the sale of credit life insurance, $87,012; and safe deposit box rentals, $99,951. Together, these five income items comprised 76.05% of other operating income. In 2006, these same five income components comprised 80.07% of other operating income.

Overall, noninterest expense increased $131,192 or 0.97% in 2007 compared to 2006. The main factors impacting 2007 results included:

a) Salaries and employee benefits: Personnel costs comprised $167,240 of the overhead variation. Increases in nonofficer salaries and premiums on group medical insurance accounted for virtually all of the 2007 variation. The increase in nonofficer salaries resulted largely from the hiring of personnel to staff SEB's new Southport facility, operational since January 2007, to fill vacancies at other branch locations, and to provide administrative support. The vast majority, or 84%, of employee expenses remained concentrated in salaries and other direct compensation, including related payroll taxes, in 2007. Profit-sharing accruals and other fringe benefits constituted the remaining 5% and 11% of employee expenses. The division of employee expenses between compensation, profit sharing, and other fringe benefits remained consistent with historical norms in 2007.
b) Occupancy and equipment, net: Net occupancy and equipment expense increased $142,841 or 5.26% in 2007 after growing 9.79% in 2006. Increased depreciation and other expenses, including non-capitalizable furniture and equipment purchases, on the permanent facility at 15 Trade Street in Brunswick, which opened in November 2007, and the new facility in Southport were the primary factors in the 2007 increase. Costs associated with renovations at SEB's older facilities declined in 2007 versus 2006; the pace of these renovations is expected to resume in 2008.
c) Other operating expense: Other operating expenses declined $178,889 or 6.32% in 2007 after growing 17.39% in 2006; a $190,000 adjustment to the book basis of the Yulee facility was the primary factor in the 2007 – 2006 comparative results. Besides advertising expense, which approximated $332,000 in 2007, $341,000 in 2006, and $243,000 in 2005, no individual component of other operating expenses aggregated or exceeded 10% of the total in 2007, 2006, or 2005.

Overhead related to the Company's new Trade Street facility, as noted above, and expansion/revamping of the mortgage origination department are expected to increase noninterest expense approximately $325,000 in 2008 compared to 2007. Refer to Note 17 of the consolidated financial statements for more details on noninterest income and expense.

CRITICAL ACCOUNTING POLICIES

Following is a description of the accounting policies applied by the Company that are deemed "critical." Critical accounting policies are defined as policies that are crucial to the presentation of the Company's financial condition and results of operations and that require management's most difficult, subjective, or complex judgments. Financial results could vary significantly if different judgments or estimates are applied in the application of these policies.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged-off, net of recoveries. The allowance for loan losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on segments of the loan portfolio, historical loan loss experiences, and the level of classified and nonperforming loans.

Loans are considered impaired if, based on current information and events, it is probable the Company will be unable to collect scheduled payments of principal and interest according to the contractual terms of the loan. The measurement of impaired loans is based on either the fair value of the underlying collateral, the present value of the future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses assumptions (e.g. discount rate) and methodologies (e.g. comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties.

Changes in the financial condition of individual borrowers, economic conditions, historical loan loss experience, or the condition of the various markets in which collateral may be sold may affect the required level of the allowance for loan losses. Should cash flow assumptions or market conditions change, a different amount may be reported for the allowance and associated provision for loan losses. See the Financial Condition section of this Analysis for further details on the allowance for loan losses.

Income Taxes

The preparation of financial statements requires management to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure and assessing temporary differences resulting from differing treatment of certain items, such as the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in the consolidated balance sheet.

The Company must assess the likelihood that deferred tax assets will not be recovered from future taxable income, and to the extent recovery is deemed unlikely, establish a valuation allowance. Significant managerial judgment is necessarily required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. To the extent a valuation allowance is established or adjusted in a particular period, an expense must be included within the tax provision in the statement of income. See Note 11 to the consolidated financial statements for additional details on income taxes.

Estimates of Fair Value

The estimation of fair value is significant to a number of the Company's assets, including, but not limited to, investment securities, other real estate, other repossessed assets, as well as intangibles and other long-lived assets. These assets are all recorded at either fair value or at the lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of fair values of certain assets and liabilities to change include modifications in prepayment speeds, discount rates, or other market interest rates.

Fair values for most investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on the quoted prices of similar instruments. The fair values of other real estate are typically determined based on appraisals by third parties, less estimated costs to sell.

Estimates of fair value are also required in performing impairment analyses of goodwill and other intangible assets. The Company reviews intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value of the assets may not be recoverable. An impairment would be recognized if the carrying value of the asset exceeds its fair value.

Other long-lived assets, including fixed assets, are evaluated regularly for other than temporary impairment. Factors that could trigger impairment include significant underperformance relative to historical or projected future operating results, changes in the use of the acquired assets, and negative industry or economic trends. The review of factors present and the resulting appropriate carrying value of other long-lived assets are subject to managerial judgments and estimates. Future events could cause the Company to conclude that an asset is impaired and a write-down would be appropriate.

RECENT ACCOUNTING DEVELOPMENTS

The provisions of recent pronouncements and the related impact on the Company's consolidated financial statements, if any, are discussed in the Recent Accounting Standards section of Note 1.

Various other accounting proposals affecting the banking industry are pending with the Financial Accounting Standards Board. Given the inherent uncertainty of the proposal process, the Company cannot assess the impact of any such proposals on its financial condition or results of operations.

CORPORATE GOVERNANCE

Pursuant to The Sarbanes-Oxley Act of 2002 (the "Act"), the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "Treasurer"), or persons acting in those capacities, are required to certify the Company's financial statements. The legislation also requires public companies to report certain off-balance sheet transactions, as well as present any pro-forma disclosures in a straightforward manner. The new legislation also accelerates the required reporting of insider stock transactions, which now generally must be reported by the end of the second business day following a covered transaction; requires that annual reports filed with the SEC include a statement by management asserting that it is responsible for creating and maintaining adequate internal controls and assessing the effectiveness of those controls; and requires companies to disclose whether they have adopted an ethics code for senior financial officers, and if not, why not, and whether the audit committee includes at least one "audit committee financial expert." The Company believes that it has complied with each of the foregoing requirements except the last. Although the audit committee includes directors presiding over their own businesses and actively engaged in financial matters, the Company does not believe that any of its current committee members qualify as a financial expert; however, a local certified public accountant well versed in financial matters serves on the audit committee of the Bank, and because all committee meetings are joint and the Bank is the predominant asset of the Company, the Company believes that it complies with the spirit of the Act.

The Code of Ethical Conduct for Senior Financial Officers (the "Code") adopted by the Company applies to the Company's Treasurer as well as other financial officers. The Company's CEO has executed an affirmation whereby he has agreed to abide by all provisions and requirements stated in the Code. A full text of the Code is available without charge upon written request to Southeastern Banking Corporation, Attention: Corporate Secretary, P.O. Box 455, 1010 North Way, Darien, Georgia 31305.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives have made, and may continue to make, various written or oral forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and press releases. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," "should," and similar expressions identify forward-looking statements. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. The Company undertakes no obligation to publicly update or revise any forward-looking statements in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Certain factors that could cause actual results to differ materially from estimates contained in or underlying forward-looking statements include:

- Competitive pressures between depository and other financial institutions may increase significantly.
- Changes in the interest rate environment may reduce margins and impact funding sources.
- General economic or business conditions in the geographic regions and industry in which the Company operates may lead to a deterioration in credit quality or a reduced demand for credit.
- Legislative or regulatory changes, including changes in accounting standards, monetary policies, and taxation requirements, may adversely affect the Company's business.

Other factors include:

- Changes in consumer spending and saving habits as well as real estate markets.
- Management of costs associated with expansion of existing and development of new distribution channels, and ability to realize increased revenues from these distribution channels.
- The outcome of litigation which depends on judicial interpretations of law and findings of juries.
- The effect of mergers, acquisitions, and/or dispositions and their integration into the Company.
- Other risks and uncertainties as detailed from time to time in Company filings with the Securities and Exchange Commission.

The foregoing list of factors is not exclusive. Many of the factors that will determine actual financial performance and values are beyond the Company's ability to predict or control. This Analysis should be read in conjunction with the consolidated financial statements and related notes.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The discussion on market risk is included in the Interest Rate and Market Risk/Interest Rate Sensitivity section of Part II, Item 7.

Item 8. Financial Statements and Supplementary Data.

The response to this item commences on page 37. Selected Statistical Information is included within the management discussion in Part II, Item 7. Both the financial information and statistical information presented should be read in conjunction with the accompanying management discussion of Southeastern Banking Corporation and subsidiary.

Quarterly Results (Unaudited)

The following tables set forth certain consolidated quarterly financial information. This information is derived from unaudited consolidated financial statements which include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation. The results for any quarter are not necessarily indicative of trends or results for any future period.

Selected Quarterly Financial Data

2007 Quarter Ended *(Dollars in thousands except per share data)*	**December 31**	**September 30**	**June 30**	**March 31**
Interest income	**$7,166**	**$7,391**	**$7,363**	**$7,227**
Interest expense	**2,633**	**2,532**	**2,425**	**2,316**
Net interest income	**4,533**	**4,860**	**4,938**	**4,912**
Provision for loan losses	**100**	**70**	**20**	**115**
Investment securities gains (losses), net	**-**	**(37)**	**-**	**135**
Gain on sale of nonreadily marketable equity security	**1,047**	**-**	**-**	**-**
Income before income tax expense	**3,024**	**2,454**	**2,438**	**2,467**
Net income	**2,044**	**1,663**	**1,653**	**1,671**
Basic earnings per common share	**$ 0.64**	**$ 0.52**	**$ 0.52**	**$ 0.52**

Selected Quarterly Financial Data

2006 Quarter Ended *(Dollars in thousands except per share data)*	December 31	September 30	June 30	March 31
Interest income	$7,036	$6,687	$6,569	$6,222
Interest expense	2,144	1,778	1,588	1,359
Net interest income	4,892	4,909	4,981	4,863
Provision for loan losses	50	-	-	60
Income before income tax expense	2,279	2,442	2,574	2,389
Net income	1,568	1,646	1,730	1,630
Basic earnings per common share	$ 0.49	$ 0.51	$ 0.54	$ 0.50

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Southeastern Banking Corporation
Darien, Georgia

We have audited the consolidated balance sheets of **Southeastern Banking Corporation and Subsidiary** as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Banking Corporation and Subsidiary, as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Albany, Georgia
April 14, 2008

Consolidated Balance Sheets

December 31,	2007	2006
Assets		
Cash and due from banks	$ 26,558,995	$ 23,410,228
Cash and cash equivalents	26,558,995	23,410,228
Investment securities		
Available-for-sale, at market value	88,845,650	93,490,850
Held-to-maturity (market value of approximately $32,111,000 and $33,233,000 at December 31, 2007 and 2006)	31,614,785	32,795,375
Total investment securities	120,460,435	126,286,225
Loans, gross	269,613,025	247,877,870
Unearned income	(136,405)	(112,437)
Allowance for loan losses	(4,510,231)	(4,239,966)
Loans, net	264,966,389	243,525,467
Premises and equipment, net	12,376,959	9,842,875
Bank-owned life insurance	5,019,417	-
Intangible assets	448,277	506,490
Other assets	6,555,245	6,730,771
Total Assets	$436,385,717	$410,302,056
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	$ 64,436,226	$ 80,979,450
Interest-bearing deposits	297,619,950	260,971,580
Total deposits	362,056,176	341,951,030
Federal funds purchased	7,292,000	4,684,000
U.S. Treasury demand note	682,523	1,905,141
Federal Home Loan Bank advances	5,000,000	5,000,000
Other liabilities	4,617,708	4,575,699
Total liabilities	379,648,407	358,115,870
Commitments and Contingencies (Notes 13 and 18)		
Shareholders' Equity		
Common stock ($1.25 par value; 10,000,000 shares authorized; 3,580,797 shares issued; 3,178,331 and 3,213,600 shares outstanding at December 31, 2007 and 2006)	4,475,996	4,475,996
Additional paid-in capital	1,391,723	1,391,723
Retained earnings	59,161,894	54,272,250
Treasury stock, at cost (402,466 and 367,197 shares at December 31, 2007 and 2006)	(8,307,905)	(7,356,329)
Realized shareholders' equity	56,721,708	52,783,640
Accumulated other comprehensive income (loss)	15,602	(597,454)
Total shareholders' equity	56,737,310	52,186,186
Total Liabilities and Shareholders' Equity	$436,385,717	$410,302,056

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,	**2007**	2006	2005
Interest income			
Loans, including fees	**$24,065,398**	$21,041,352	$17,093,379
Federal funds sold	**159,047**	310,741	424,485
Investment securities			
Taxable	**3,582,450**	3,795,586	3,830,722
Tax-exempt	**1,273,130**	1,299,926	1,479,049
Other assets	**68,388**	65,855	51,251
Total interest income	**29,148,413**	26,513,460	22,878,886
Interest expense			
Deposits	**9,395,888**	6,502,304	3,944,385
Federal funds purchased	**169,020**	34,586	7,503
U.S. Treasury demand note	**40,656**	32,728	16,631
Federal Home Loan Bank advances	**300,111**	300,111	300,111
Total interest expense	**9,905,675**	6,869,729	4,268,630
Net interest income	**19,242,738**	19,643,731	18,610,256
Provision for loan losses	**305,000**	109,500	339,833
Net interest income after provision for loan losses	**18,937,738**	19,534,231	18,270,423
Noninterest income			
Service charges on deposit accounts	**2,693,599**	2,419,575	2,347,417
Investment securities gains (losses), net	**97,473**	(209)	(76,750)
Gain on sale of nonreadily marketable equity security	**1,047,150**	-	-
Other operating income	**1,315,472**	1,308,685	1,258,525
Total noninterest income	**5,153,694**	3,728,051	3,529,192
Noninterest expense			
Salaries and employee benefits	**8,196,333**	8,029,093	7,563,746
Occupancy and equipment, net	**2,858,411**	2,715,570	2,473,512
Other operating expense	**2,653,631**	2,832,520	2,409,788
Total noninterest expense	**13,708,375**	13,577,183	12,447,046
Income before income tax expense	**10,383,057**	9,685,099	9,352,569
Income tax expense	**3,352,539**	3,110,083	2,877,935
Net income	**$ 7,030,518**	$ 6,575,016	$ 6,474,634
Basic and diluted earnings per common share	**$ 2.19**	$ 2.04	$ 1.97
Weighted average common shares outstanding	**3,204,024**	3,223,104	3,286,428

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$4,475,996	$1,391,723	$47,828,636	$(4,815,629)	$ 361,035	$49,241,761
Comprehensive income:						
Net income	-	-	6,474,634	-	-	6,474,634
Change in unrealized gains (losses) on available-for-sale securities, net of tax effect of $540,279	-	-	-	-	(1,048,779)	(1,048,779)
Total comprehensive income						5,425,855
Cash dividends declared ($1.02 per share)	-	-	(3,325,272)	-	-	(3,325,272)
Purchase of treasury stock	-	-	-	(1,941,444)	-	(1,941,444)
Balance, December 31, 2005	4,475,996	1,391,723	50,977,998	(6,757,073)	(687,744)	49,400,900
Comprehensive income:						
Net income	-	-	6,575,016	-	-	6,575,016
Change in unrealized losses on available-for-sale securities, net of tax effect of $46,511	-	-	-	-	90,290	90,290
Total comprehensive income						6,665,306
Cash dividends declared ($1.02 per share)	-	-	(3,280,764)	-	-	(3,280,764)
Purchase of treasury stock	-	-	-	(599,256)	-	(599,256)
Balance, December 31, 2006	4,475,996	1,391,723	54,272,250	(7,356,329)	(597,454)	52,186,186
Comprehensive income:						
Net income	-	-	**7,030,518**	-	-	**7,030,518**
Change in unrealized (losses) gains on available-for-sale securities, net of tax effect of $315,817	-	-	-	-	**613,056**	**613,056**
Total comprehensive income						**7,643,574**
Cash dividends declared ($0.67 per share)	-	-	**(2,140,874)**	-	-	**(2,140,874)**
Purchase of treasury stock	-	-	-	**(951,576)**	-	**(951,576)**
Balance, December 31, 2007	**$4,475,996**	**$1,391,723**	**$59,161,894**	**$(8,307,905)**	**$ 15,602**	**$56,737,310**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2007	2006	2005
Operating activities			
Net income	**$ 7,030,518**	$ 6,575,016	$ 6,474,634
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**305,000**	109,500	339,833
Depreciation	**728,579**	614,506	761,269
Amortization and accretion, net	**77,065**	159,982	381,799
Deferred income tax benefit	**(106,165)**	(76,263)	(69,674)
Investment securities (gains) losses, net	**(97,473)**	209	76,750
Gain on sale of nonreadily marketable equity security	**(1,047,150)**		
Net gains on sales of other real estate	**(49,567)**	(14,868)	(94,323)
Changes in assets and liabilities:			
Increase in other assets	**(113,028)**	(759,058)	(286,221)
Increase in other liabilities	**1,223,791**	503,761	369,992
Net cash provided by operating activities	**7,951,570**	7,112,785	7,954,059
Investing activities			
Principal collections and maturities of investment securities:			
Available-for-sale	**203,878,207**	73,610,509	47,161,870
Held-to-maturity	**1,977,200**	3,803,800	3,729,600
Proceeds from sales of available-for-sale investment securities	**12,086,010**	9,991,333	7,296,375
Purchases of available-for-sale investment securities	**(210,206,548)**	(94,125,010)	(55,818,378)
Purchases of held-to-maturity investment securities	**(900,000)**	(2,135,000)	(1,438,414)
Net increase in loans	**(22,077,849)**	(24,371,657)	(5,517,826)
Proceeds from sale of nonreadily marketable equity security	**1,122,150**	-	-
Purchase of bank-owned life insurance	**(5,000,000)**	-	-
Proceeds from sales of other real estate	**364,394**	131,215	384,113
Capital expenditures, net	**(3,262,664)**	(1,639,831)	(324,439)
Net cash used in investing activities	**(22,019,100)**	(34,734,641)	(4,527,099)
Financing activities			
Net increase (decrease) in deposits	**20,105,146**	13,149,942	(10,508,802)
Net increase in federal funds purchased	**2,608,000**	4,684,000	-
Net increase (decrease) in U.S. Treasury demand note	**(1,222,618)**	549,582	(75,652)
Purchase of treasury stock	**(951,576)**	(599,256)	(1,941,444)
Dividends paid	**(3,322,655)**	(3,342,450)	(3,352,315)
Net cash provided by (used in) financing activities	**17,216,297**	14,441,818	(15,878,213)
Net increase (decrease) in cash and cash equivalents	**3,148,767**	(13,180,038)	(12,451,253)
Cash and cash equivalents at beginning of year	**23,410,228**	36,590,266	49,041,519
Cash and cash equivalents at end of year	**$ 26,558,995**	$ 23,410,228	$ 36,590,266
Supplemental disclosure			
Cash paid during the year			
Interest	**$ 9,251,474**	$ 6,308,053	$ 4,146,341
Income taxes	**3,320,000**	3,550,000	2,920,000
Noncash investing and financing activities			
Broker receivable for security sales	-	-	$(4,373,125)
Broker payable for security purchases	-	-	(1,981,680)
Real estate acquired through foreclosure	**$ 356,348**	$ 331,137	318,027
Loans made in connection with sales of foreclosed real estate	**23,625**	86,905	224,668

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Southeastern Banking Corporation is a bank holding company whose principal activity is the ownership and management of its wholly-owned commercial bank subsidiary, Southeastern Bank (the "Bank"). The Company operates within one business segment, community banking, providing a full range of services to individual, corporate, and government customers in southeast Georgia and northeast Florida. The Company is headquartered in Darien, Georgia.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated. Operating results of branches acquired are included from the date of acquisition. Assets and liabilities of branches acquired are recorded at estimated fair values at the date of acquisition.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. Material estimates that are particularly susceptible to significant change pertain to the determination of the allowance for loan losses, the valuation of other real estate, and the measurement of contingent assets and liabilities. Certain reclassifications, with no effect on total assets or net income, have been made to prior period amounts to conform to the current period presentation.

Cash, Due from Banks, and Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Cash flows from loans, federal funds sold, federal funds purchased, and deposits are reported net.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. Reserve balances totaled approximately $11,447,000 and $12,611,000 at December 31, 2007 and 2006.

Investment Securities

Securities are classified at trade date as held-to-maturity or available-for-sale securities. Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. All other securities, including equity securities with readily determinable fair values, are classified as available-for-sale. Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to yield over the life of the security. Securities available-for-sale are carried at fair value with unrealized gains and losses, net of any tax effect, included in accumulated other comprehensive income as a component of shareholders' equity. Realized gains and losses on securities are determined using the specific identification method and are recognized currently in the Consolidated Statements of Income. The Company reviews securities for impairment on a quarterly basis. The Company determines whether a decline in fair value below the amortized cost basis is other-than-temporary. A security that has been other-than-temporarily impaired is written down to fair value, and the amount of the write-down is accounted for as a realized loss in the Consolidated Statements of Income. In estimating other-than-temporary impairment losses, managements considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the Company's ability to retain its investment for a period of time sufficient to allow for any fair value recovery.

Equity securities without readily determinable fair values are included in other assets and recorded at cost.

Loans

The Company's loan portfolio is comprised of commercial loans, consumer loans, real estate loans and lines, credit card receivables, and nonaccrual and restructured loans. Loans are reported at their principal balances outstanding, net of unearned income and the allowance for loan losses. Interest income on all types of loans is accrued based upon the outstanding principal amounts, except those classified as nonaccrual loans. The Company classifies a loan as nonaccrual when one of the following events occurs: (i) interest or principal has been in default 90 days or more, unless the loan is well-collateralized and in the process of collection; (ii) collection of recorded interest or principal is not anticipated; or (iii) income for the loan is recognized on a cash basis due to deterioration in the financial condition of the debtor.

Accrued interest on any loan placed on nonaccrual status is reversed. Cash receipts on nonaccrual loans are applied first to outstanding principal balances and secondly to interest. The loan is returned to accrual status only when all principal and interest amounts contractually due are brought current and the borrower has demonstrated the ability to make scheduled payments.

Management considers a loan to be impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan. Loans classified as nonaccrual generally meet the criteria to be considered impaired loans. The Company typically measures the impairment of a loan by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. The amount of impairment is considered in evaluating the overall adequacy of the allowance for loan losses.

Accounting principles normally require loan origination fees and certain direct loan origination costs to be capitalized and recognized as an adjustment to the yields on the related loans. As the net amount of loan origination fees for the years ended December 31, 2007, 2006, and 2005 was not significant, no amounts have been capitalized or deferred.

Allowance for Loan Losses

The Company's allowance for loan losses is the amount considered adequate to absorb potential losses within the loan portfolio based on management's evaluation of the size and current risk characteristics of the portfolio. Such evaluation considers prior loss experience, the risk rating distribution of the portfolio, the impact of current internal and external influences on credit loss, and the levels of nonperforming loans. Specific allowances for loan losses are established for large impaired loans evaluated on an individual basis. The specific allowance established for these loans is based on a thorough analysis of the most probable source of repayment, including the present value of the loan's expected future cash flows, the loan's estimated market value, or the estimated fair value of the underlying collateral. General allowances are established for loans grouped into pools based on similar characteristics. In this process, general allowance factors established are based on an analysis of historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for the pools after an assessment of internal and external influences on credit quality that are reflected in the historical loss or risk rating data. Unallocated allowances relate to inherent losses that are not included elsewhere in the allowance. The qualitative factors associated with unallocated allowances are subjective and require a high degree of managerial judgment. These factors include the inherent imprecisions in models and lagging or incomplete data.

The Company's charge-off policy exceeds regulatory minimums. Losses on unsecured consumer loans are recognized at 90 days past due versus the regulatory criteria of 120 days. Secured consumer loans are typically charged-off between 120 and 180 days, depending on the collateral type, in compliance with FFIEC guidelines. Commercial and real estate loans are typically placed on nonaccrual status when principal or interest is past due 90 days or more unless the loan is both secured by collateral having realizable value sufficient to discharge the debt in full and the loan is in the legal process of collection. Accordingly, secured loans may be charged-down to the estimated value of the collateral with previously accrued unpaid interest reversed. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated primarily using the straight-line method over the assets' estimated useful lives:

Years	
Buildings	39
Furniture and Equipment	3 –7

Construction-in-progress primarily includes in-process branch expansion, branch renovation, and software projects. Upon completion, branch-related projects are maintained in buildings and equipment while software projects are reclassified to equipment. Maintenance and repairs are expensed as incurred, while improvements are capitalized.

Long-lived assets, including certain fixed assets, are evaluated regularly for other-than-temporary impairment. If circumstances suggest that the value of such assets may be impaired and a write-down would be material, an assessment of recoverability is performed prior to any write-down. Impairment, if any, is recognized through a valuation allowance with a corresponding charge recorded in the Consolidated Statements of Income. The Company did not consider any of its long-lived assets to be impaired at December 31, 2007 and 2006.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at the lower of the loan balance or fair value at the date of foreclosure, less estimated selling expenses. Any write-down to fair value at foreclosure is charged to the allowance for loan losses. Subsequent to foreclosure, management periodically performs valuations with any write-down recognized in noninterest expense. Costs associated with improving the property are capitalized, resulting in a new cost basis. The carrying amount of other real estate was $305,048 and $287,947 at December 31, 2007 and 2006, respectively.

Intangible Assets

Intangible assets comprise goodwill and core deposit intangibles. Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired companies. Goodwill is not amortized but instead is tested for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If impaired, the excess of the carrying amount over implied fair value would be charged to earnings. Based on impairment tests performed, the Company determined its goodwill was not impaired as of December 31, 2007 or 2006.

Core deposit intangibles are being amortized over useful lives ranging from 10-15 years. Amortization periods are reviewed annually or more frequently as circumstances dictate.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences such as tax-exempt income. Deferred income tax assets and liabilities result from temporary differences between assets and liabilities measured differently for financial reporting and income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, some portion or the entire deferred tax asset will likely not be realized. Subsequent changes in tax laws require adjustment to these assets and liabilities with the cumulative effect included in income from continuing operations for the period in which the change was enacted. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial, and regulatory guidance.

Stock-Based Compensation Plan

In June 2007, the shareholders approved a stock-based compensation plan, which is further described in Note 10. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," to record compensation costs associated with stock-based payments. No option awards were granted during 2007.

Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. The Company did not have any dilutive shares at December 31, 2007 or 2006.

Comprehensive Income

Comprehensive income, which includes certain transactions and other economic events that bypass the Consolidated Statements of Income, consists of net income and unrealized gains and losses on available-for-sale securities, net of income taxes.

Recent Accounting Standards

In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." This statement requires that all separately recognized servicing rights be initially measured at fair value. Subsequently, an entity may either recognize its servicing rights at fair value or amortize its servicing rights over an estimated life and assess any impairment at least quarterly. SFAS 156 also amends how gains and losses are computed in transfers or securitizations that qualify for sale treatment in which the transferor retains the right to service the transferred financial asset. Additional disclosures for all separately recognized servicing rights are also required. SFAS 156 applies to loan participations sold by the Company to non-affiliated banks. In accordance with SFAS 156, the Company measures servicing rights at fair value with any changes reported in earnings at least quarterly. The Company adopted the provisions of SFAS 156 effective January 1, 2007, and the adoption did not have a material impact on the Company's financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," a clarification of SFAS No. 109, "Accounting for Income Taxes." FIN 48 provides a single model to address accounting for uncertainty in tax positions by prescribing a recognition threshold that an individual tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007, and the adoption did not have a material impact on the Company's financial position or results of operations. In conjunction with adoption of FIN 48, the Company elected to classify any interest and penalties related to tax positions as a component of income tax expense.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. The statement also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits companies to fair value certain financial assets and liabilities on an instrument-by-instrument basis with changes in fair value recognized in earnings as they occur. The election to fair value a financial asset or liability is generally irrevocable. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which revises SFAS 141 and changes multiple aspects of the accounting for business combinations. Under the guidance in SFAS 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the noncontrolling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be remeasured. Costs such as transaction costs are to be excluded from acquisition accounting, generally leading to recognizing expense and additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. For calendar year companies, SFAS 141R is effective for business combinations consummated on or after January 1, 2009. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." This statement requires enhanced disclosures about the use of derivative instruments, the accounting for derivative instruments under SFAS 133 and related interpretations, and the impact of derivative instruments and related hedged items on financial position, financial performance, and cash flows, particularly from a risk perspective. SFAS 157 is effective for fiscal years beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized on the next page.

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U. S. Government-sponsored agencies	$ 58,788,870	$ 215,564	$ 48,877	$ 58,955,557
Mortgage-backed securities	19,504,800	62,239	285,677	19,281,362
Corporate bonds	10,528,340	92,102	11,711	10,608,731
	88,822,010	369,905	346,265	88,845,650
Held-to-maturity:				
State and municipal securities	31,614,785	637,109	140,911	32,110,983
Total investment securities	$120,436,795	$1,007,014	$487,176	$120,956,633

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U. S. Government-sponsored agencies	$ 61,543,580	$ 28,515	$ 572,272	$ 60,999,823
Mortgage-backed securities	23,205,236	36,479	586,188	22,655,527
Corporate bonds	9,647,269	244,344	56,113	9,835,500
	94,396,085	309,338	1,214,573	93,490,850
Held-to-maturity:				
State and municipal securities	32,795,375	642,878	205,545	33,232,708
Total investment securities	$127,191,460	$952,216	$1,420,118	$126,723,558

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2007 are shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without penalties.

	Available-for-Sale		Held-to-Maturity	
December 31, 2007	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$35,983,152	$35,944,954	$ 2,232,321	$ 2,244,155
Due from one to five years	22,858,095	23,013,051	12,591,896	12,789,435
Due from five to ten years	6,014,271	6,080,954	11,217,506	11,441,290
Due after ten years	4,461,692	4,525,329	5,573,062	5,636,103
	69,317,210	69,564,288	31,614,785	32,110,983
Mortgage-backed securities	19,504,800	19,281,362	-	-
	$88,822,010	$88,845,650	$31,614,785	$32,110,983

Securities with carrying values of $93,906,031 and $87,143,925 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and other funds, including advances from the Federal Home Loan Bank of Atlanta (Note 9).

Realized gains and losses on sales and other redemptions of securities comprised the following:

Years Ended December 31,	**2007**	2006	2005
Gross gains	**$134,628**	$ -	$ -
Gross losses	**(37,155)**	(209)	(76,750)
Net realized (losses) gains	**$ 97,473**	$(209)	$(76,750)

The tax provision applicable to these net realized gains (losses) approximated $38,989, $(84), and $(30,700) in 2007, 2006, and 2005. No securities held-to-maturity were sold in 2007, 2006, and 2005.

Securities with unrealized losses at December 31, 2007 and 2006 were as follows:

	Less than Twelve Months		**Twelve Months or More**	
December 31, 2007	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**
Available-for-sale:				
U. S. Government-sponsored agencies	**$ 39,569**	**$27,957,129**	**$ 9,308**	**$ 6,485,156**
Mortgage-backed securities	**9**	**15,394**	**285,668**	**14,032,118**
Corporate bonds	**-**	**-**	**11,711**	**2,086,189**
	39,578	**27,972,523**	**306,687**	**22,603,463**
Held-to-maturity:				
State and municipal securities	**61,328**	**1,885,630**	**79,583**	**4,597,034**
Total temporarily impaired securities	**$100,906**	**$29,858,153**	**$386,270**	**$27,200,497**

	Less than Twelve Months		Twelve Months or More	
December 31, 2006	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U. S. Government-sponsored agencies	$ 8,283	$2,554,005	$ 563,989	$38,571,550
Mortgage-backed securities	-	-	586,188	20,236,713
Corporate bonds	25,621	2,014,400	30,492	1,075,500
	33,904	4,568,405	1,180,669	59,883,763
Held-to-maturity:				
State and municipal securities	74,966	4,674,648	130,579	5,047,183
Total temporarily impaired securities	$108,870	$9,243,053	$1,311,248	$64,930,946

Market changes in interest rates will result in temporary unrealized losses as a normal fluctuation in the price of securities. Unrealized losses within the portfolio resulted primarily from increases in interest rates on securities purchased in prior years. At December 31, 2007, 72 of the Company's 252 debt securities had unrealized losses with aggregate depreciation of 0.85% from their amortized cost bases; at December 31, 2006, 130 of 283 debt securities had unrealized losses with aggregate depreciation of 1.88% from their amortized cost bases. At December 31, 2007, 63 or $27,200,497 of the Company's debt securities had been in a continuous unrealized loss position for twelve months or more. Over 51% or 109 of the Company's debt securities had been in a continuous unrealized loss position for twelve months or more at December 31, 2006. Interest rate variations rather than credit quality were the significant factor in these unrealized losses. Except for five non-rated

Georgia municipals, these securities were all highly rated, investment grade securities. In analyzing non-rated municipals, management considers debt service coverage and whether the bonds support essential services such as water/sewer systems and education. The Company has determined that there were no other-than-temporary impairments associated with these securities at December 31, 2007 and 2006.

3. LOANS

The composition of the Company's loan portfolio is shown in the table below:

December 31,	**2007**	2006
Commercial, financial and agricultural	**$ 88,844,486**	$ 87,255,342
Real estate – construction	**123,094,881**	104,212,014
Real estate – residential mortgage	**39,988,155**	39,339,464
Consumer, including credit cards	**17,685,503**	17,071,050
Loans, gross	**269,613,025**	247,877,870
Unearned income	**(136,405)**	(112,437)
Allowance for loan losses	**(4,510,231)**	(4,239,966)
Loans, net	**$264,966,389**	$243,525,467

Nonaccrual and restructured loans totaled approximately $732,000 and $964,000 at December 31, 2007 and 2006, respectively. Included in the allowance for loan losses were approximately $15,000 and $150,000 pertaining to such loans at December 31, 2007 and 2006. The gross amount of interest income that would have been recorded in 2007, 2006, and 2005, if such loans had been accruing interest at their contractual rates, was $69,000, $95,000, and $99,000; interest income actually recognized totaled $66,000, $58,000, and $65,000. Nonaccrual and restructured loans averaged approximately $765,000, $1,067,000, and $1,059,000 in 2007, 2006, and 2005. Loans past due ninety days or more and still accruing interest approximated $776,000 and $647,000 at December 31, 2007 and 2006, respectively. Loans classified as impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15," totaled approximately $12,174,000 at December 31, 2007. After adjustments for collateral value, the allowance for loan losses allocated to these impaired loans approximated $80,000.

In the normal course of business, the Bank has made loans at prevailing interest rates and terms to directors, executive officers, and principal shareholders of the Company and its subsidiary, and to their affiliates. The aggregate dollar amount of these loans, as defined, approximated $6,078,000 at December 31, 2007 and $8,098,000 at December 31, 2006. During 2007, approximately $904,000 of such loans were made and $2,924,000 repaid.

4. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized below:

Years Ended December 31,	**2007**	2006	2005
Balance, beginning of year	**$4,239,966**	$4,311,007	$4,134,048
Provision for loan losses	**305,000**	109,500	339,833
Charge-offs	**(266,968)**	(364,259)	(415,862)
Recoveries	**232,233**	183,718	252,988
Balance, end of year	**$4,510,231**	$4,239,966	$4,311,007

5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

December 31,	2007	2006
Land	**$ 3,995,522**	$ 3,431,311
Buildings	**10,891,853**	8,053,197
Furniture and equipment	**7,041,526**	6,036,272
Construction-in-progress, estimated cost to complete $1,056,000	**58,808**	1,343,827
	21,987,709	18,864,607
Accumulated depreciation and amortization	**(9,610,750)**	(9,021,732)
Premises and equipment, net	**$12,376,959**	$ 9,842,875

The Company owned all its facilities and equipment at December 31, 2007 except for one branch facility and various ATM facilities and computer hardware that were leased short-term. Depreciation and amortization of premises and equipment totaled $728,579, $614,506, and $761,269 in 2007, 20065, and 2005, respectively. Rent expense associated with operating leases on facilities and equipment approximated $149,600, $150,900, and $145,500 in 2007, 2006, and 2005. The Company had no capital leases at December 31, 2007.

6. INTANGIBLE ASSETS

Intangible assets are tested for impairment on an annual basis or more frequently, as circumstances dictate. The Company completed its annual review as of October 1, 2007 and determined no intangible assets were impaired as of that date. A summary of information related to acquired intangible assets, including goodwill, is shown on the next page.

	Goodwill	Core Deposit Intangibles
Balance, December 31, 2004	$256,775	$ 366,143
Amortization	-	(58,214)
Balance, December 31, 2005	$256,775	$ 307,929
Amortization	-	(58,214)
Balance, December 31, 2006	$256,775	$ 249,715
Amortization	-	(58,213)
Balance, December 31, 2007	**$256,775**	$ 191,502

Estimated amortization expense for the next five years, all pertaining to core deposit intangibles, is as follows:

2008	$58,214
2009	58,214
2010	58,214
2011	16,026
2012	834
Total	$191,502

7. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

December 31,	2007	2006
Interest-bearing demand deposits (NOW and money market)	**$116,154,477**	$ 97,304,880
Savings	**62,771,765**	69,800,154
Time certificates under $100,000	**66,147,665**	54,418,419
Time certificates of $100,000 or more	**52,546,043**	39,448,127
Total interest-bearing deposits	**$297,619,950**	$260,971,580

Interest expense on time certificates of $100,000 or more approximated $2,266,000, $1,376,000, and $758,000 in 2007, 2006, and 2005, respectively.

Scheduled maturities of time certificates at December 31, 2007 were as follows:

2008	$ 89,942,152
2009	13,880,880
2010	5,852,922
2011	3,081,533
2012	5,936,221
Total	$118,693,708

The Company had no brokered deposits at December 31, 2007 or 2006. At December 31, 2007 and 2006, deposits of one local governmental body comprised approximately $39,525,000 and $37,045,000 of the deposit base, respectively. Overdraft demand deposits reclassified to loans totaled $144,082 and $138,944 at December 31, 2007 and 2006, respectively.

8. SHORT-TERM BORROWINGS

Short-term borrowings at December 31 included:

December 31,	2007		2006	
	Balance	**Rate**	Balance	Rate
U.S. Treasury demand notes	**$682,523**	**3.59%**	$1,905,141	5.06%

At December 31, 2007, $23,000,000 in unsecured lines of credit from non-affiliated banks was available to meet general liquidity needs. Amounts drawn against these lines totaled $7,292,000 and $4,684,000 at December 31, 2007 and 2006. The average balances of short-term borrowings for the years ended December 31, 2007 and 2006 were $3,902,000 and $1,302,000 respectively, while the maximum amounts outstanding at any month-end during the years ended December 31, 2007 and 2006 were $7,732,000 and $6,589,000, respectively.

9. OTHER BORROWINGS

The Company has a line of credit from the Federal Home Loan Bank of Atlanta (the "FHLB") to meet general liquidity and other needs. Under this line, the Company can borrow, in total or increments, up to 16% of the Bank's total assets; at December 31, 2007, maximum borrowings available under this line approximated $69,616,000. Advances outstanding with the FHLB totaled $5,000,000 at December 31, 2007 and 2006. The outstanding advance, which matures March 17, 2010, accrues interest at an effective rate of 6.00%, payable quarterly. The $5,000,000 advance is convertible into a three-month Libor-based floating rate anytime at the option of the FHLB. The advance was secured by mortgage-backed securities with an aggregate carrying value of $5,232,986 at December 31, 2007.

10. EMPLOYEE BENEFIT PLANS

Profit-Sharing Plan

The Company maintains a profit-sharing plan which covers substantially all employees. Eligible employees can elect to participate in the 401(k) component of the plan through contributions of the lesser of deferral limits ($15,500 in 2008 and 2007) or 80% of their total compensation plus any allowed catch-up contribution. The Company will match the employee's contribution in an amount equal to a discretionary percentage of the employee's contribution as determined each year. Matching contributions vest to the employee when made by the Company. Any additional profit-sharing contributions are allocated to participants based on compensation and years of service. In 2006 and prior years, these contributions vested equally over a five-year period after the employee reached three years of service; effective January 1, 2007, these contributions vest equally over a five-year period after the employee reaches two years of service. Contributions expensed under this plan totaled $450,000 in each of the last three years.

Stock Option Plan

The Company's 2006 Stock Option Plan, which was shareholder-approved in June 2007, permits the grant of stock options to employees covering up to 150,000 shares of common stock. The Company believes that such awards will better align the interests of employees with those of shareholders. Any options granted will generally have an exercise price equal to the fair market value of the Company's stock on the grant date and vest based on four years of continuous service. These options will have ten-year contractual terms and expire if not exercised. No options were granted during 2007.

11. INCOME TAXES

The components of income tax expense were as follows:

Years ended December 31,	**2007**	2006	2005
Federal:			
Current tax expense	**$3,128,687**	$2,850,447	$2,670,834
Deferred tax benefit	**(106,165)**	(76,263)	(69,674)
	3,022,522	2,774,184	2,601,160
State:			
Current tax expense	**330,017**	335,899	276,775
Total income tax expense	**$3,352,539**	$3,110,083	$2,877,935

The Company's income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes. A reconciliation of this difference follows:

Years ended December 31,	**2007**	2006	2005
Taxes at federal statutory rate	**$3,530,239**	$3,292,934	$3,179,873
(Decrease) increase resulting from:			
Tax-exempt interest income, net	**(413,068)**	(443,122)	(516,075)
State income taxes, net of federal benefit	**217,811**	221,694	182,672
Other, net	**17,557**	38,577	31,465
Total income tax expense	**$3,352,539**	$3,110,083	$2,877,935

Temporary differences create deferred tax assets and liabilities that are detailed below:

December 31,	**2007**	2006
Deferred tax assets (liabilities):		
Allowance for loan losses	**$1,250,625**	$1,146,925
Fixed assets	**55,433**	66,163
Other real estate	**-**	1,360
Unrealized losses on available-for-sale investment securities, net	**(8,037)**	307,780
Accretion of discounts on investment securities	**(84,729)**	(92,144)
Other	**31,535**	24,395
Net deferred tax asset	**$1,244,827**	$1,454,479

The Company has not recorded any valuation allowances for deferred tax assets.

12. TREASURY STOCK

Under existing authorization, the Company can purchase up to $15,000,000 in treasury stock. In 2006, the Company purchased 21,402 shares at a purchase price of $28.00 per share. In 2007, the Company purchased an additional 35,269 shares on the open market and through private transactions at an average price of $26.98 per share. Since inception in 2000, the treasury stock program has reduced the Company's outstanding stock from 3,580,797 shares to 3,178,331 shares. The remaining consideration available for additional purchases, at prices to be determined in the future, is $6,692,095. Any acquisition of additional shares will be dictated by market conditions. There is no expiration date for the treasury authorization.

13. COMMITMENTS AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Loan Commitments

In the normal course of business, the Company originates financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit represent legally binding agreements to lend to a customer with fixed expiration dates or other termination clauses. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, and property, plant and equipment. Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is obtained when deemed necessary. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Since many commitments expire without being funded, total commitment amounts do not necessarily represent future credit exposure or liquidity requirements. The majority of all commitments are variable rate instruments. A summary of the Company's commitments follows:

December 31,	2007	2006
Commitments to extend credit	**$52,678,000**	$57,551,000
Standby letters of credit	**2,130,000**	2,906,000
Total commitments	**$54,808,000**	$60,457,000

The Company did not fund or incur any losses on letters of credit in 2007 or 2006.

Other Off-Balance Sheet Financial Instruments

The Company does not invest in off-balance sheet derivative financial instruments such as swaps, options or forward contracts.

14. CONCENTRATIONS OF CREDIT RISK

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if borrowers failed to perform as contracted and any collateral or security proved to be deficient in value. Concentrations of credit risk arising from financial instruments, whether on- or off-balance sheet, can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries, or market areas. Credit risk associated with these concentrations could arise when a significant amount of loans, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment to be adversely affected. Within the investment portfolio, the Company does not have a concentration in the obligations of any issuer other than the U.S. Government and its agencies. The major concentrations of credit risk in loans and loan commitments arise by collateral type and market areas. The majority of the Company's loan portfolio is concentrated in loans collateralized by real estate. At December 31, 2007, the Company had approximately $222,242,000 in real estate-collateralized loans, and an additional $29,735,000 commitment to extend credit on such loans. Substantial portions of these loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the Company's other real estate is located in those same markets. Accordingly, the ultimate collectibility of the Company's loan portfolio and recovery of the carrying amount of other real estate are susceptible to changes in market conditions in the Company's trade areas. The Company, as a matter of policy, generally does not extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank's statutory capital.

15. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements which involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items. The Company's capital requirements and classification are ultimately subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The Company and the Bank are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8%, and Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 4%. To be considered a "well-capitalized" institution, the Tier 1 capital ratio, the total capital ratio, and the Tier1 leverage ratio must equal or exceed 6%, 10%, and 5%, respectively. The Company is committed to remaining well-capitalized. As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. Management believes that the Company and the Bank met all applicable capital adequacy requirements as of December 31, 2007. No conditions or events have occurred since that notification that management believes would change this classification. Actual capital amounts and ratios are presented in the table below:

December 31,	2007		2006	
	Amount	**Rate**	Amount	Rate
Southeastern Banking Corporation:				
Tier 1 capital	**$56,273,000**	**17.93%**	$52,277,000	18.36%
Total capital	**60,203,000**	**19.18%**	55,845,000	19.61%
Tier 1 leverage	**56,273,000**	**13.60%**	52,277,000	13.05%
Southeastern Bank:				
Tier 1 capital	**$51,461,000**	**16.47%**	$48,354,000	17.06%
Total capital	**55,375,000**	**17.72%**	51,906,000	18.31%
Tier 1 leverage	**51,461,000**	**12.48%**	48,354,000	12.12%

State banking regulations limit the amount of dividends the Bank may pay without prior approval. The amount of cash dividends available from the Bank for payment in 2008 without such prior approval is approximately $3,164,000.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties except in a forced liquidation. Fair value is best determined using quoted market prices. In cases where quoted market prices are not available, fair values are based on pricing models or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rates and cash flow analyses. Accordingly, the fair value estimates may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on estimated fair values.

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

- Short-term financial instruments are valued at their carrying amounts reported in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity. This approach applies to cash and cash equivalents, short-term investments, short-term borrowings, and certain other assets and liabilities.
- Investment securities are substantially valued at quoted market prices. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities.
- Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk approximate carrying values. For other loans, fair values are based upon discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, as applicable.
- Deposit liabilities with no defined maturity such as demand deposits, NOW/money market accounts, and savings accounts have a fair value equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities. The intangible value of long-term relationships with depositors is not considered in estimating fair values.
- Fair values for other borrowings are based on quoted market prices for similar instruments or estimated using the Company's current incremental borrowing rate for such instruments.
- The carrying amount of accrued interest and other financial assets approximates their fair values.

The table on the next page presents the carrying amounts and estimated fair values of the Company's financial instruments.

December 31,	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 26,558,995	$ 26,558,995	$ 23,410,228	$ 23,410,228
Investment securities	120,460,435	120,956,633	126,286,225	126,723,558
Loans, net	264,966,389	267,205,344	243,525,467	241,915,696
Accrued interest receivable	3,026,132	3,026,132	2,741,294	2,741,294
Other financial assets	961,200	961,200	1,076,900	1,076,900
Financial liabilities:				
Deposits	$362,056,176	$363,212,409	$341,951,030	$341,546,794
Federal funds purchased	7,292,000	7,292,000	4,684,000	4,684,000
U.S. Treasury demand note	682,523	682,523	1,905,141	1,905,141
FHLB advances	5,000,000	5,229,593	5,000,000	5,148,734
Accrued interest payable	1,906,894	1,906,894	1,250,695	1,250,695

Because SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, the aggregate fair value amounts presented may not necessarily represent the underlying market value of the Company.

17. SUPPLEMENTAL FINANCIAL DATA

Components of other operating income and expense in excess of 1% of total revenue were as follows:

Years Ended December 31,	2007	2006	2005
Other operating income:			
Mortgage origination fees	$348,276	$426,534	$497,348
Other operating expense:			
Advertising	$331,573	$341,438	$243,284
Stationery & supplies	229,673	222,034	268,559

18. CONTINGENCIES

The Company and its subsidiary are parties to claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management and counsel that none of these matters, when resolved, will have a material effect on the consolidated results of operations or financial position.

19. PARENT COMPANY FINANCIAL INFORMATION

Parent Company only financial information is presented below:

Condensed Balance Sheets

December 31,	**2007**	2006
Assets		
Cash	**$ 4,272,751**	$ 4,533,323
Available-for-sale investment security	**1,017,500**	1,004,800
Investment in subsidiaries, at equity	**51,972,956**	48,321,401
Other assets	**268,685**	303,027
Total Assets	**$57,531,892**	$54,162,551
Liabilities		
Dividends payable	**$ 794,582**	$ 1,976,365
Shareholders' Equity		
Common stock	**4,475,996**	4,475,996
Additional paid-in capital	**1,391,723**	1,391,723
Retained earnings	**59,161,894**	54,272,250
Treasury stock, at cost	**(8,307,905)**	(7,356,329)
Realized shareholders' equity	**56,721,708**	52,783,640
Accumulated other comprehensive loss	**15,602**	(597,454)
Total shareholders' equity	**56,737,310**	52,186,186
Total Liabilities and Shareholders' Equity	**$57,531,892**	$54,162,551

Condensed Statements of Income

Years Ended December 31,	**2007**	2006	2005
Income			
Dividends	**$3,279,200**	$5,246,040	$4,912,640
Interest	**144,143**	85,672	28,605
Gain on sale of nonreadily marketable equity security	**1,047,150**	-	-
Equity in undistributed income of subsidiaries	**3,048,731**	1,312,432	1,579,449
Total income	**7,519,224**	6,644,144	6,520,694
Operating expenses			
Occupancy and other expenses	**68,353**	63,044	59,865
Income before income tax expense (benefit)	**7,450,871**	6,581,100	6,460,829
Income tax expense (benefit)	**420,353**	6,084	(13,805)
Net income	**$7,030,518**	$6,575,016	$6,474,634

Condensed Statements of Cash Flows

Years Ended December 31,	**2007**	2006	2005
Operating activities			
Net income	**$ 7,030,518**	$ 6,575,016	$ 6,474,634
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**2,800**	2,131	-
Gain on sale of nonreadily marketable equity security	**(1,047,150)**	-	-
Equity in undistributed income of subsidiaries	**(3,048,731)**	(1,312,432)	(1,579,449)
Changes in assets and liabilities:			
(Increase) decrease in other assets	**(45,928)**	111,672	26,182
Net cash provided by operating activities	**2,891,509**	5,376,387	4,921,367
Investing activities			
Purchase of available-for-sale investment security	**-**	(1,027,100)	-
Proceeds from sale of nonreadily marketable equity security	**1,122,150**	-	-
Net cash provided by (used in) investing activities	**1,122,150**	(1,027,100)	-
Financing activities			
Purchase of treasury stock	**(951,576)**	(599,256)	(1,941,444)
Dividends paid	**(3,322,655)**	(3,342,450)	(3,352,315)
Net cash used in financing activities	**(4,274,231)**	(3,941,706)	(5,293,759)
Net (decrease) increase in cash and cash equivalents	**(260,572)**	407,581	(372,392)
Cash and cash equivalents at beginning of year	**4,533,323**	4,125,742	4,498,134
Cash and cash equivalents at end of year	**$ 4,272,751**	$ 4,533,323	$ 4,125,742

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

Item 9A. Controls and Procedures.

The Company's management, with the participation of the Company's CEO and Chief Financial Officer ("Treasurer"), has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the CEO and Treasurer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required by this Item is incorporated by reference to the disclosures on page 33 and the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 14, 2008 ("Proxy Statement").

Item 11. Executive Compensation.

The information required by this Item, including compensation pursuant to employee benefit plans, is incorporated by reference to the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this Item is incorporated by reference to the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the Company's Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated by reference to the Company's Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) 1. and 2. - Financial Statements and Schedules

(b) Reports on Form 8-K:

None

(c) Index to Exhibits:

Exhibit 3	Articles of Incorporation and By-Laws, incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1990.
Exhibit 21	Subsidiaries of the Company
Exhibit 22	Registrant's Proxy Statement relating to the 2007 Annual Meeting of Shareholders, which will be filed in April 2008.
Exhibit 31.1	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Treasurer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	CEO/Treasurer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 21.

Subsidiaries of the Company:

Southeastern Bank, Darien, Georgia
SBC Financial Services, Inc., Darien, Georgia (inactive)

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHEASTERN BANKING CORPORATION
(Registrant)

By: /s/ ALYSON G. BEASLEY
Alyson G. Beasley, Vice President & Treasurer

Date: April 15, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Directors	Date
/s/ ALYSON G. BEASLEY **Alyson G. Beasley**	April 15, 2008
/s/ LESLIE H. BLAIR **Leslie H. Blair**	April 15, 2008
/s/ DAVID H. BLUESTEIN **David H. Bluestein**	April 15, 2008
/s/ CORNELIUS P. HOLLAND, III **Cornelius P. Holland, III**	April 15, 2008
/s/ ALVA J. HOPKINS, III **Alva J. Hopkins, III**	April 15, 2008

Exhibit 31.1. Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Cornelius P. Holland, III, President & CEO of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of Southeastern Banking Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CORNELIUS P. HOLLAND, III
Cornelius P. Holland, III, President & CEO

Date: April 15, 2008

Exhibit 31.2. Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Alyson G. Beasley, Vice President & Treasurer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of Southeastern Banking Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALYSON G. BEASLEY
Alyson G. Beasley, Vice President & Treasurer

Date: April 15, 2008

Exhibit 32. Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Southeastern Banking Corporation on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof ("the Report"), we, Cornelius P. Holland, III, President & Chief Executive Officer of the Company, and Alyson G. Beasley, Vice President & Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CORNELIUS P. HOLLAND, III
Cornelius P. Holland, III, President & CEO

/s/ ALYSON G. BEASLEY
Alyson G. Beasley, Vice President & Treasurer

Date: April 15, 2008

SOUTHEASTERN BANKING CORPORATION
1010 North Way Street
Darien, Georgia 31305

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of
Southeastern Banking Corporation:

The Annual Meeting of Shareholders (the "Meeting") of Southeastern Banking Corporation (the "Company") will be held at Southeastern Bank, 15 Trade Street, Brunswick, Georgia 31525, on Wednesday, May 14, 2008 at 3:00 p.m. local time, for the following purposes:

1) To elect six directors to serve for one year terms expiring at the next Annual Meeting of Shareholders in 2009;
2) To set the Board of Directors (the "Board") at a nine member maximum with three to remain vacant until the elected Board deems it in the Company's best interest to fill one or more of such vacancies;
3) To approve the appointment of independent auditors by the Audit Committee for the fiscal year 2008; and
4) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board is not aware of any other business to come before the Meeting.

Any action may be taken on the foregoing proposals at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned or postponed. Only shareholders of record at the close of business on April 2, 2008 will be entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning the enclosed proxy card. **Regardless of the number of shares you own, your vote is important. Please act today.**

Your attention is directed to the attached Proxy Statement for more complete information regarding the matters to be acted upon at the Meeting.

By Order of the Board of Directors,

Wanda D. Pitts

WANDA D. PITTS, Secretary

April 21, 2008

IMPORTANT: Whether or not you plan to attend the Meeting, please complete, sign, date, and return the enclosed proxy in the postage paid envelope provided. The giving of the proxy will not affect your right to vote at the Meeting if the proxy is revoked as set forth in the attached Proxy Statement.

TABLE OF CONTENTS

SOUTHEASTERN BANKING CORPORATION
1010 North Way Street
Darien, Georgia 31305
912.437.4141

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 14, 2008

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Southeastern Banking Corporation (the "Company") in connection with the Annual Meeting of Shareholders of the Company (the "Meeting") to be held at Southeastern Bank, 15 Trade Street, Brunswick, Georgia, on Wednesday, May 14, 2008 at 3:00 p.m. or any adjournment or postponement thereof. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about April 21, 2008.

All shares of the Company's Common Stock, par value $1.25 per share (the "Common Stock"), represented at the Meeting by properly authorized proxies received prior to or at the Meeting, and not revoked, will be voted at the Meeting in accordance with the shareholder's instructions. **If no instructions are indicated, properly executed proxies will be voted FOR the proposals set forth in this Proxy Statement.**

The Company does not know of any matters, other than described in the Notice of Meeting, that are to come before the Meeting. If any other matters are properly presented at the Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will vote on such matters as the Board of Directors recommends.

A shareholder may revoke his or her proxy and change his or her vote at any time prior to the voting thereof on any matter (without, however, affecting any vote taken prior to such revocation) by: (i) signing and returning another proxy with a later date; (ii) giving written notice of revocation of the shareholder's proxy to the Secretary of the Company prior to the Meeting at the address below; or (iii) voting in person at the Meeting. Any written notice revoking a proxy should be delivered to Wanda D. Pitts, Secretary, Southeastern Banking Corporation, at P.O. Box 455, Darien, Georgia 31305, if by mail, and at 1010 North Way Street, Darien, Georgia 31305, if by courier. The presence of a shareholder at the Meeting will not automatically revoke such shareholder's proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Shareholders of record at the close of business on April 2, 2008 will be entitled to one vote for each share then held. As of April 2, 2008, the Company had 3,178,331 shares of Common Stock outstanding. The Common Stock constitutes the only voting securities issued by the Company.

A majority of the shares entitled to vote constitutes a quorum at a meeting of the shareholders. If a quorum is present, the vote of a plurality of the votes cast by the shares entitled to vote is necessary for the election of directors. The presence of a quorum, either in person or by proxy, and the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting are required to take most other actions.

If your shares are held in a brokerage account or by another nominee, you are considered the "beneficial owner" of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee (the "record holder") along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions.

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee has not received voting instructions from the beneficial owner and does not have discretionary voting power with respect to that item. Broker non-votes will not be considered for purposes of determining whether a quorum is present or affect the outcome of any proposals presented.

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of April 2, 2008 by: (i) each director, nominee, and executive officer (as defined below under "Executive Compensation"); (ii) all directors, nominees, and executive officers as a group; and (iii) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock ("Principal Shareholder"). The Company believes that the individuals listed each have sole voting and investment power with respect to such shares, except as otherwise indicated in the footnotes to the table.

Unless otherwise indicated below, the business address of each beneficial owner of more than 5% of Common Stock is: c/o Southeastern Banking Corporation, P.O. Box 455, 1010 North Way Street, Darien, Georgia 31305.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Amount of Beneficial Ownership**	**Percent of Ownership**
Directors, Nominees, and Executive Officers:		
Alyson G. Beasley[(1)]	826,919	26.02
Leslie H. Blair[(2)]	8,340	*
David H. Bluestein[(3)]	17,700	*
Cornelius P. Holland, III[(4)]	6,781	*
Alva J. Hopkins, III[(5)]	34,398	1.08
John C. Houser	100	*
A. Wade Strickland[(6)]	10,105	*
All directors, nominees, and executive officers as a group (7 persons)	904,343	28.45
Other Principal Shareholder(s):		
William Downey[(7)]	183,414	5.77

* Less than 1% of outstanding shares.

(1) Includes 594,141 shares held in trust for the estate of Ms. Beasley's father, 111,000 shares held in trust for the estate of Ms. Beasley's mother, and 13,119 shares held in trust for the estate of Ms. Beasley's grandmother. Also includes 34,566 shares held in trust for her uncle.

(2) Includes 3,000 shares owned by Mr. Blair's spouse, who has sole voting and investment power over such shares.

(3) Includes 3,045 shares owned by Mr. Bluestein's spouse, who has sole voting and investment power over such shares.

(4) Includes 332 shares owned by Mr. Holland's spouse, for which Mr. Holland disclaims beneficial ownership. Mr. Holland shares voting and investment power with respect to 280 shares.

(5) Includes 1,980 shares owned by Mr. Hopkins's spouse, who has sole voting and investment power over such shares.

(6) Includes 2,565 shares owned by Mr. Strickland's spouse, who has sole voting and investment power over such shares.

(7) Includes 29,700 shares owned by Mr. Downey's spouse, who has sole voting and investment power over such shares. Also includes 1,300 shares in a family-affiliated company of which Mr. Downey is manager. Mr. Downey's business address is: c/o Golden Isles Realty Company, Inc., 330

Mallory Street, St. Simons Island, Georgia 31522. Mr. Downey serves as a consultant to the Company and received $2,800 for services rendered in 2007.

PROPOSALS ONE AND TWO - ELECTION OF DIRECTORS

A Board consisting initially of six directors will be elected at the Meeting for a one-year term or until their successors are elected and qualified. The Board has unanimously approved the nominees named below, all of whom are members of the current Board.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote for the election of the six nominees named. Although the Board anticipates that all nominees will be available to serve as directors of the Company, should any one or more of them not accept the nomination, or otherwise be unwilling or unable to serve, the proxies will be voted for the election of a substitute nominee, or nominees, as the Board recommends. Except as disclosed in this Proxy Statement, there are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was selected. Additionally, other than those nominees employed by the Company, all nominees are independent as defined by Rules of the National Association of Securities Dealers, Inc. ("NASD"). Transactions with directors and related persons are further discussed on page 16.

None of the nominees has been involved in legal proceedings related to bankruptcies, criminal proceedings, or securities law violations. All nominees have been engaged in their respective principal occupation and have been associated with their respective employers for the last five years.

The Board recommends that shareholders vote FOR all nominees.

Nominees for Directorship

The table below sets forth certain information with respect to each nominee for election to the Board:

Name and Principal Occupation	Age	Director Since
Alyson G. Beasley..	40	1999
Vice President and Treasurer of the Company		
Controller, Southeastern Bank		
Treasurer, SBC Financial Services, Inc. (inactive)		
Leslie H. Blair..	68	1978
Vice President, Gowen Timber Company, Inc.		
David H. Bluestein...	66	1984
Retired, Bluestein's Supermarket, Inc.		
Cornelius P. Holland, III..	52	1997
President and Chief Executive Officer of the Company		
President and Chief Executive Officer, Southeastern Bank		
President, SBC Financial Services, Inc. (inactive)		
Alva J. Hopkins, III..	55	1978
President, Toledo Manufacturing Company, Inc.		
A. Wade Strickland...	69	2005
Cardiologist, Jones, Strickland & Certain		

All directors have served continuously since their respective election. There are no family relationships among the Director nominees or executive officers of the Company.

Approval is sought to increase the number of directors to nine by allowing the six elected directors to approve three additional directors to be elected at any time the Board deems it to be in the Company's best interest to fill same. **The Board recommends that shareholders vote FOR this proposal.**

Meetings and Committees of the Board

The Board conducts its business through meetings of the Board and through the activities of its committees, including subsidiary Boards and committees. The Company's Board regularly meets quarterly and other times as needed. During the year ended December 31, 2007, the Board held 5 meetings. All the Company's directors attended at least 75% of the Board and committee meetings, including active subsidiary Board and committee meetings, on which they served.

The Executive Committee of the Board consists of Messrs. Bluestein, Holland, Hopkins and Ms. Beasley. This committee evaluates potential acquisitions and handles other Company matters on an as-needed basis. The Executive Committee did not hold any meetings during 2007.

The Board of Southeastern Bank, the Company's bank subsidiary, meets monthly, and its Executive Committee, normally once a month. All members of the Company's Board also serve on the Southeastern Bank Board of Directors. The Southeastern Bank Board held 12 meetings during 2007. Messrs. Blair, Bluestein, and Holland also serve on the Southeastern Bank Executive Committee. This committee primarily reviews and approves loans but is also empowered to act on other bank matters in the absence of the bank Board. The Southeastern Bank Executive Committee held 12 meetings in 2007.

Messrs. Hopkins and Bluestein and bank-only director Jerry W. Harper, all of whom are considered independent under NASD rules, serve on the joint Audit Committee of the Company and Southeastern Bank. The Audit Committee appoints, compensates, retains, and directly oversees the work of the Company's independent auditor subject to shareholder ratification. The Audit Committee is charged with monitoring the integrity of the Company's financial statements; the independence and qualifications of its independent auditor; the Company's system of internal controls; the performance of the Company's internal audit process and independent auditor; and the Company's compliance with laws, regulations, and codes of conduct. The Audit Committee also resolves any disagreements between management and the auditors regarding financial reporting. It pre-approves all audit services and permitted non-audit services provided to the Company by its independent auditor. It also performs other related duties as defined in its written charter, a copy of which is located on the bank subsidiary website at www.southeasternbank.com. The Board has determined that Mr. Harper meets the definition of "Audit Committee financial expert" for the joint Committee as defined by the Securities and Exchange Commission's rules and regulations. The "Audit Committee Report" on the Company's financial statements for the year ended December 31, 2007 is located on page 15. The Audit Committee held 8 meetings in 2007.

The Compensation Committee of Southeastern Bank is responsible for approving the compensation arrangements for the Company's executive officers. It is also responsible for oversight and administration of the 2006 Stock Option Plan, which was shareholder-approved in June 2007, and various other employee benefits. The current members of the Compensation Committee are Messrs. Bluestein, Holland, Hopkins, Strickland, and bank-only director Lawrence F. Jacobs. Mr. Holland is a non-voting member of the Committee. The Compensation Committee held 1 meeting during 2007.

The Nominating Committee advises the Board with respect to matters of Board composition and procedures. The committee does not have a charter formally governing the nomination process. To date, all director nominees have been identified by current directors or management. The Company has never engaged a third party to identify director candidates, and the Company has never received a proposed director candidate from a source outside the Company. However, the Board would consider any director candidate proposed in good faith by a shareholder of the Company. To do so, a shareholder should send the candidate's name, credentials, contact information, and his or her consent to be considered as a candidate to the Secretary of the Company. The Nominating Committee will evaluate candidates based on financial literacy, knowledge of the Company's industry or other background relevant to the Company's needs, status as a stakeholder in the Company, "independence" for purposes of compliance with the rules of the Securities and Exchange Commission ("SEC") and NASD, and willingness, ability, and availability for service. Messrs. Blair, Bluestein, and Hopkins, all of whom are considered independent, are the current members of the Nominating Committee. During 2007, the Nominating Committee did not hold any meetings.

Messrs. Bluestein, Holland, and Ms. Beasley serve on the Board of SBC Financial Services, Inc., the Company's subsidiary which formerly offered insurance agent and investment brokerage services but is now inactive. One meeting was held by the SBC Financial Services, Inc. Board in 2007.

The Company expects, but does not require, directors to attend the Annual Meeting of Shareholders. Last year, all directors except Strickland attended the Annual Meeting.

Director Compensation

The Board determines the amount and form of director compensation. Procedures regarding the determination of director compensation are similar to those used by the Compensation Committee for executive compensation.

The following table provides information concerning the compensation of directors for the most recent fiscal year. Except as noted below, all directors are paid at the same rate. The differences among directors in the table on page 6 result from additional compensation for chairing a committee as well as varying numbers of meetings attended and corresponding payments of meeting fees. Non-employee directors of the Company receive a fee of $700.00 per meeting. No fees are paid to members of committees appointed by the Company Board for their service on Company committees. Non-employee directors of Southeastern Bank are paid a director's fee of $700.00 per month, and, if on the Executive Committee, an additional $450.00 per month. Audit Committee members are paid $225.00 for each meeting attended except for the Chairman and Vice Chairman of that Committee who are paid $275.00 for their attendance. Electronic Data Processing Committee, Compensation Committee, and Asset/Liability Committee members are paid $225.00 for each meeting attended. Non-employee directors of SBC Financial Services, Inc. are paid $100.00 per meeting attended.

No fees are paid to directors employed by the Company and its subsidiaries for their attendance at any Board or committee meetings. In 2007, two of the Company's directors also served as employees of the bank subsidiary. Cornelius P. Holland, III served as President and CEO, and Alyson G. Beasley, as Vice President and Controller; their compensation is discussed in the Executive Compensation section of this Proxy Statement. Additionally, R. Lanier Miles, an Executive Vice President of Southeastern Bank, served on the bank subsidiary Board. In 2007, compensation for Mr. Miles totaled $56,247. This compensation consisted of a base salary of $48,543 and all other compensation of $7,704. Contributions to the Company's profit-sharing plan, which includes a 401(k) match, comprised $7,086 of "all other compensation" and automobile use, $618, in 2007. Mr. Miles was not eligible to participate in the Company's Annual Incentive Plan in 2007 due to his part-time status. The Annual Incentive Plan is more fully described in the Executive Compensation section of this Proxy Statement.

Director Compensation Table

Name [1]	Fees Earned or Paid in Cash ($)	All Other Compensation[2] ($)	Total ($)
Leslie H. Blair	$16,600	-	$16,600
David H. Bluestein	$19,850	-	$19,850
Alva J. Hopkins, III	$13,700	-	$13,700
A. Wade Strickland	$11,425	-	$11,425

(1) Does not include employee directors. Amounts paid Mr. Holland and Ms. Beasley are reported in the Summary Compensation Table; amounts paid bank-only director Miles are reported in the narrative on page 5.

(2) No non-employee director received perquisites or personal benefits in excess of $10,000 in 2007.

Corporate Governance

In addition to the discussion of director independence and other matters in the foregoing sections, refer to "Corporate Governance" from Part II and "Executive Compensation" from Part III of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for more details on the Company's corporate governance practices.

Shareholder Communications with Directors

Shareholders wishing to contact the Board or a specified director or committee of the Board should send correspondence to the Secretary of Southeastern Banking Corporation, P.O. Box 455, Darien, Georgia 31305. All communications so received from shareholders or other interested parties will be forwarded to the members of the Board, or to a specific Board member or committee if so designated by such person. Anyone who wishes to communicate with a specific Board member or committee should send instructions asking that the material be forwarded to the director or to the appropriate committee chairman.

EXECUTIVE COMPENSATION

Executive Officers

Executive officers are elected annually by the Board. The table below sets forth the name of each executive officer of the Company and its subsidiaries as of December 31, 2007 and the principal positions and offices each holds with the Company. Unless otherwise indicated, each of these officers has served as an executive officer of the Company or its subsidiaries for at least five years.

Name	Information about Executive Officers
Cornelius P. Holland, III	President and Chief Executive Officer (the "CEO") of the Company. Mr. Holland is also Chairman, CEO, and President of Southeastern Bank and SBC Financial Services, Inc.
John C. Houser	Executive Vice President of Southeastern Bank since January 2007 with operational and lending oversight of all bank locations. From July 2004 – December 2006, Mr. Houser served as Senior Vice President and chief credit officer. Prior to July 2004, Mr. Houser was Vice President – Commercial Sales Manager of AmSouth Bank, Birmingham, Alabama. Mr. Houser was appointed an executive officer of Southeastern Bank in January 2005. Mr. Houser is 44.
Alyson G. Beasley	Vice President and Treasurer of the Company. Ms. Beasley is also Controller and Assistant Secretary of Southeastern Bank with responsibility for various finance-related functions and Treasurer of SBC Financial Services, Inc.

Compensation Committee Processes and Procedures

All executive compensation is paid by the bank subsidiary. Accordingly, decisions regarding the compensation of executive officers are made by the Compensation Committee of Southeastern Bank, which is referenced in this section as the Committee. Specifically, the Committee has strategic and administrative responsibility for a broad range of issues, including ensuring that key management employees are compensated effectively and in a manner consistent with stated compensation strategy. The Committee also oversees certain other employee benefits. The bank Board appoints each member of the Committee and has determined that each member other than Mr. Holland is an independent director under NASD rules. Mr. Holland serves as a non-voting member of the Committee and does not participate in decisions regarding his personal compensation; all decisions relating to the CEO's compensation are made by the Committee in executive session, without management present.

The Committee's policy is to review executive officer compensation at least annually. The Committee conducts these reviews to ensure that senior management compensation is consistent with its compensation philosophies, Company and personal performance, changes in market practices, changes in an individual's responsibilities, and inflation. At the Committee's first regular meeting each year, which is typically held in January or February, the Committee makes a more specific review which focuses on performance for the most recent fiscal year. From time to time, the Committee may hire a third party consultant to advise it on executive compensation and benefit programs. The Committee has the authority to hire and fire any consultant and engage other advisors.

In determining the amount of executive officer compensation each year, the Committee reviews competitive market data from the banking industry as a whole and Georgia financial institutions within its asset size specifically. The Committee makes specific compensation decisions based on such data, Company performance, and individual performance and circumstance. With regard to formula-based incentives, the Committee develops performance targets using management's internal business plan, industry and market conditions, and other factors.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Committee sets total compensation for the Company's executive officers, including the CEO, by evaluating all elements of compensation on an annual basis. This evaluation includes:

- Evaluation of cash compensation;
- Review of trigger (minimum), target, and superior (maximum) payout levels under bonus plan;
- Assessment of stock-based compensation plan;
- Consideration of the value of benefit plans;
- Comparisons to compensation packages provided to executive officers by comparable banks, to gain perspective and context;
- Analysis of whether compensation is aligned with the interests of shareholders;
- Consideration of the value of any special benefits and perquisites; and
- Consideration of the tax deductibility and accounting implications of executive compensation, as needed.

Based on this evaluation, the Committee has concluded that the total compensation package is reasonable and appropriately designed to attract, retain, and motivate the Company's executive officers. Although approved by the shareholders at the Annual Meeting in June 2007, no awards were granted under the 2006 Stock Option Plan in 2007. The Committee has approved option awards for 2008 and expects stock-based compensation to become an important component of total compensation going forward. The Committee and the Board believe that stock-based compensation will better align the interest of executive and other senior officers with the long-term interests of shareholders.

Executive Compensation Philosophy

The Company has designed a compensation framework to drive financial performance and increase shareholder value. The principles of this framework include:

- Pay should align with performance.
- Pay should be competitive with the marketplace.
- Pay should be at risk to align with shareholder return.

Objectives of Executive Compensation

The objectives of the Company's executive compensation program are to:

- Attract and retain quality leadership;
- Encourage improvement in individual and business performance; and
- Recognize the importance of improving shareholder value.

Decisions Regarding Composition of Total Compensation

The Company provides a mix of pay elements to align executive incentives with shareholder value. The compensation program has historically focused primarily on short-term compensation; however, as discussed on the preceding page, long-term compensation, including stock options, is expected to become an important part of compensation in the future. Stock options will better align executives' interests with shareholders' interest and maintain focus on the Company's long-term performance. The use of stock options will subject our executives to downside risk related to the Company's performance and thus affect their overall compensation. Currently, CEO compensation is allocated as follows:

Base Salary: Ranges from approximately 60% to 84% of total direct compensation
Short-Term Incentives: Range from approximately 16% to 40% of total direct compensation

For the other executive officers, compensation is currently allocated as follows:

Base Salaries: Range from approximately 79% to 90% of total direct compensation
Short-Term Incentives: Range from approximately 10% to 21% of total direct compensation

"Total direct compensation" means base salaries plus short-term incentives. In 2008 and future years, long-term incentives will be included.

Executive Compensation Program Overview

Historically, the three primary components of the executive compensation program have been:

- Base salary;
- Annual cash incentives; and
- Benefits.

Long-term incentives, which include option awards under the 2006 Stock Option Plan, are expected to comprise 5 – 10% of total compensation in 2008.

A brief description of these components and related programs follows:

1. Base Salary

Base salaries are paid to attract and retain talented executives. The level of base salary paid depends mostly on an executive's experience, duties, and scope of responsibility. The Committee uses annual base salary adjustments to reflect an individual's performance and/or changed responsibilities. Base salary is generally targeted at peer median to be competitive. Additionally, incentive compensation and retirement benefits are generally related to an executive's base compensation; for example, annual cash incentives are calculated as a percent of the executive's base salary.

Base salaries represent a larger proportion of total compensation at lower executive levels, but at the CEO level is progressively replaced with larger variable compensation opportunities.

2. Annual Cash Incentives

The Company uses annual cash incentives (the "Annual Incentive Plan" or "AIP") to drive achievement of its annual performance goals. The current AIP, which was implemented in 2005, focuses on the achievement of annual financial goals with awards paid in cash. The AIP is designed to:

- Support the Company's strategic business objectives;
- Promote the attainment of specific financial goals;
- Reward achievement of specific performance objectives; and
- Encourage teamwork.

The size of an executive's AIP award is influenced by the scope of the executive's responsibilities, market practices, and individual performance. The Committee generally targets annual bonus at market median practice for expected levels of performance, with upside opportunities for superior performance. All executive and other officers participate in the AIP. Awards earned under the AIP are contingent upon employment from April 1 through December 31 of each year.

The ultimate amount paid to an executive under the AIP is a function of four variables:

- The executive's level of participation;
- The AIP goals established by the Committee for the executive;
- The payout amounts established by the Committee which correspond to trigger, target, and superior levels of performance; and
- The Committee's determination of the extent to which the goals were met.

The Committee initially denominates AIP awards as a percentage of an executive's salary. The percentage represents the final AIP payout to the executive assuming AIP goals are achieved at the target level of performance. The actual amount paid under the AIP depends upon performance and can vary as discussed below.

Next, the Committee establishes financial and/or non-financial performance measures for each participant. For Mr. Holland, AIP performance measures for 2007 were a blend of 75% corporate performance and 25% individual performance; the higher weighting accorded corporate performance results from the substantial impact Mr. Holland has on the achievement of those measures yet recognizes the substantial impact of other measures in a community banking environment. For Mr. Houser, AIP measures for 2007 were a blend of 70% corporate performance and 30% individual performance; he had personal responsibility for the success of the Company's lending function. AIP measures for Ms. Beasley were a blend of 40% corporate performance and 60% individual performance.

With respect to corporate performance measures, AIP in 2007 were based primarily on return on average assets, loan/deposit growth, loan quality, and stock price performance. No changes are expected in the corporate performance measures for 2008. The performance goals for 2008 and later years may be expanded to include other financial measures as selected by the Committee.

The Committee sets target performance measures in January or February of each year based largely on management's confidential business plan for the coming year, which typically includes planned revenue growth, asset growth, and profit improvement as well as various non-financial goals. The Committee also sets trigger and superior performance benchmarks. Superior award targets reflect ambitious goals which can be attained only when business results are exceptional, thus justifying the higher award payments. Mr. Houser was the only executive to attain the maximum awards in 2006 and 2007. Similarly, minimum award or trigger performance targets are set sufficiently high that executives may fail to reach the minimum performance target, resulting in no payments under the AIP, although all executives have attained minimum performance since implementation of the current AIP three years ago. For 2007, the Committee determined that all executives achieved at least target payouts, and in 2006, at least trigger payouts.

Actual payouts under AIP depend on the level at which the performance measures are achieved. Overall achievement at the target level results in a final award payout equal to the target incentive award payment – which approximates 20% of base salary for Mr. Holland and 15% for the other executives. Actual performance at the trigger performance level results in a final award payment equal to 80% of the target amount for Mr. Holland and 67% of the target award amount for the other executives; performance below the trigger performance level results in no award payment. Actual performance above the target performance benchmark produces an award greater than the target award, up to 200% of the target award for Mr. Holland and 140% of the target award for the other executives. The Committee has the discretion to award a slightly higher percentage for performance that exceeds trigger or target but does not meet the next highest award level. Additionally, under the AIP formula, the CEO has a merit pool that can be used to reward performance of his direct reports; no executive received more than $8,500 from the merit pool in 2006 or 2007. The CEO is not eligible for participation in the merit pool.

As a final step, the Committee assesses actual performance relative to pre-set goals and, thus, determines the amount of any final award payment. In determining final awards and evaluating personal performance, the Committee considers adjusted GAAP net income and other corporate performance measures for unplanned, unusual, or non-recurring items of gain or expense.

3. Benefits

A. Profit-Sharing Plan

The Company maintains an Employee Profit-Sharing Plan (the "Profit-Sharing Plan") with 401(k) features to provide a tax-advantaged savings vehicle for its employees. The Company makes matching contributions to the Profit-Sharing Plan to encourage employees to save money for their retirement. The Profit-Sharing Plan, and the Company's contributions to it, enhance the range of benefits the Company offers executives and the Company's ability to attract and retain employees.

Under the terms of the Profit-Sharing Plan, the Company will match an employee's contribution in an amount equal to a discretionary percentage of the employee's contribution as determined each year. In 2007, the Company matched up to 6% of eligible pay on a dollar-for-dollar basis. In 2008, the Company will again match up to 6% of eligible pay. Matching contributions vest to the employee when made by the Company. Any additional profit-sharing contributions are allocated to participants based on compensation and years of service; these contributions vest equally over a five-year period after the employee reaches two years of service. Immediate vesting applies when employment is terminated due to normal retirement at age 65 or later, disability, or death. All contributions are immediately eligible for investment by participants. The Company established its matching contributions by reference to market and historical practices.

B. Perquisites and Other Benefits

Perquisites and other benefits represent a nominal part of the Company's overall compensation package and are offered only after consideration of business need. The primary perquisite offered to senior management is membership in golf or social clubs for the entertainment of clients and prospective clients. The Company reviews such perquisites and other benefits annually.

C. *Post-Termination Compensation*

1. Retirement Plans. The Company maintains a defined contribution plan that encourages participants to set aside part of their current earnings to provide for their retirement. This Profit-Sharing Plan is described under Item 3A on page 10.

2. Change in Control Agreements. The Company does not currently have any change-in-control agreements or employment contracts with any of its executive officers.

4. Long-Term Incentives

The Company's 2006 Stock Option Plan, which was shareholder-approved in June 2007, permits the grant of stock options to employees covering up to 150,000 shares of common stock. Any options granted will generally have an exercise price equal to the fair market value of the Company's stock on the grant date and vest based on four years of continuous service. These options will have ten-year contractual terms and expire if not exercised. Although no options were granted during 2007, the Committee has approved option awards for 2008 and expects stock-based compensation to become an integral part of total compensation going forward. The Company believes that long-term incentives, such as these stock options, reward long-term decision-making by management and cement management's ties to the Company.

Recent Changes in the Executive Compensation Program

In 2005, a compensation consultant hired by the Committee performed a comprehensive review of all executive programs and recommended specific program improvements or changes to ensure that the Company's programs were competitive and effective. Results of this study indicated that pay levels and practices were generally competitive but missing deferred or other long-term incentives. Shareholders approved a stock option plan for executives and other employees at the last Annual Meeting that addresses this particular shortcoming. The approved stock option plan is described under Item 4 above. The Committee has planned another comprehensive review during 2008.

In 2005, the Committee also redesigned the AIP to more closely align incentive awards with officer performance and better measure individual contribution to the Company's overall success. Additionally, in 2005, the Company assigned a salary grade based on job function and responsibility to each employment position. The salary grade results in a minimum and maximum pay range for each job position. The Company developed its initial salary grades based on the Compensation and Benefits Survey conducted by the Georgia Bankers Association and Matthews, Young – Management Consulting. The salary grades, which can vary by market area, are reviewed annually by the Company's Human Resources department and adjusted periodically for competitive and other reasons. The AIP will be re-evaluated in conjunction with the executive program review planned for 2008.

Other Guidelines and Procedures Affecting Executive Compensation

Role of Executive Officers in Determining Executive Compensation. The Committee oversees the administration of executive compensation plans, including the design, performance measures, and award opportunities, and certain employee benefits. The Committee has the authority to determine, and approves all compensation and awards, including option awards, to the CEO and other executive officers. Additionally, the Committee annually reviews the general elements of compensation for all non-executive officers. The CEO assists in the review of other executive officers and direct reports by providing performance and market data pertinent to the compensation decision for these officers.

Share Ownership and Share Retention Guidelines. All directors of the bank subsidiary must own at least 800 shares of Company stock in accordance with state law. No other share ownership or retention guidelines currently apply to directors or executive officers of the Company or its subsidiaries. The Company believes that significant share ownership by directors and executive officers can be a contributing factor to superior long-term corporate performance. The Company believes the 2006 Stock Option Plan will increase the share ownership of its executive and other officers, thereby increasing their stake in the Company.

Tax Considerations

Currently, all compensation paid to the Company's executive officers is tax deductible.

Summary

In summary, the Company believes this mix of salary, variable cash incentives, and equity ownership via the 2006 Stock Option Plan motivates its management team to produce strong returns for shareholders.

Report of the Compensation Committee on the Compensation Discussion and Analysis

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

Submitted by the Compensation Committee of Southeastern Bank:

A. Wade Strickland, Chairman
David H. Bluestein
Alva J. Hopkins, III
Cornelius P. Holland, III (non-voting member)
Lawrence F. Jacobs (bank-only director)

EXECUTIVE COMPENSATION TABLES

Summary of Cash and Certain Other Compensation and Other Payments to Executive Officers

The following sections provide a summary of cash and certain other amounts the Company paid its executive officers for the year ended December 31, 2007. Unless otherwise noted, the information in the Summary Compensation Table generally pertains to executive officers for the year ended December 31, 2007. The compensation disclosed below is presented in accordance with SEC regulations, which require, in some cases, inclusion of amounts paid in prior years and amounts that may be paid in future years, including amounts that will be paid only upon the occurrence of certain events, such as permanent disability or a change in control of the Company.

The narratives preceding the tables and the footnotes accompanying each table are important parts of each table. This section should be read in conjunction with the Compensation Discussion and Analysis previously presented.

2007 Summary Compensation Table

The following table provides information concerning the compensation of executive officers for the most recently completed fiscal year.

In the column "Salary," the amount of base salary paid to each executive officer during the fiscal year is disclosed.

In the column "Non-Equity Incentive Plan Compensation," earnings pursuant to awards under the AIP are disclosed. The AIP awards are annual awards, and payments for these awards are based on the achievement of financial results measured as of December 31 of each fiscal year; accordingly, the amount paid for AIP corresponds to the fiscal year for which the award was earned although payment of the award was made after the end of such fiscal year.

In the column "All Other Compensation," the aggregate value of the following compensation is disclosed:

- Perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000;
- Company contributions to the Profit-Sharing Plan – both vested and unvested; and
- Any supplemental life insurance premiums paid during the year for the benefit of an executive officer.

No amounts are presented for group life, hospitalization, and disability plans that do not discriminate in scope, terms, or operation in favor of executive officers and that are generally available to all salaried employees.

Lastly, no amounts are presented for stock or option awards since the Company's compensation package did not include these elements in 2007.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Cornelius P. Holland, III	2007	$255,231	$62,000	$25,452	$342,683
President and Chief Executive Officer of the Company	2006	247,700	39,744	32,445	319,889
John C. Houser (1)	2007	$158,002	$41,101	$20,125	$219,228
Executive Vice President of Southeastern Bank	2006	135,447	35,560	15,990	186,997
Alyson G. Beasley	2007	$117,503	$25,710	$12,456	$155,669
Vice President and Treasurer of the Company	2006	113,529	20,078	13,998	147,605

(1) Mr. Houser served as Senior Vice President of Southeastern Bank from July 2004 – December 2006. Effective January 2007, Mr. Houser became an Executive Vice President of Southeastern Bank. Refer to earlier sections of this Proxy Statement for more details on this position.
(2) Comprises AIP payouts for 2006 and 2007 performance.
(3) "All other compensation" includes the following perquisites, personal benefits, and other compensation in 2007:

	Perquisites and Personal Benefits			Other Compensation	
Name	Club Membership	Personal Use of Company Car(A)	Other	Profit-Sharing Plan Contribution(B)	Executive Life Insurance(C)
Cornelius P. Holland, III	-	$3,083	$322	$20,907	$1,140
John C. Houser	$2,400	$2,046	$252	$14,347	$1,080
Alyson G. Beasley	-	-	$352	$11,472	$ 632

(A) In accordance with SEC regulations, the Company reports use of corporate automobiles by executive officers as a perquisite or other personal benefit unless such use is generally available on a non-discriminatory basis to all employees or is integrally and directly related to the performance of the executive's duties. The amounts reported are consistent with this standard. SEC rules require that such use be reported at the Company's aggregate incremental cost which the Company equivocated to the automobile benefit included in the executive's W-2 for the last fiscal year.
(B) The amount shown includes matching and additional contributions to the Profit-Sharing Plan as discussed in other sections of this Proxy Statement.
(C) Executive and other senior officers are entitled to a $100,000 executive life insurance policy. This column includes the premium associated with this policy.

Potential Payments Upon Termination or Change in Control

The table below summarizes the estimated payments to be made to executive officers at, following, or in connection with any termination of employment, including by resignation, retirement, disability, or a constructive termination. However, in accordance with SEC regulations, an amount to be provided to an executive officer that does not discriminate in scope, terms, or operation in favor of executive officers and which is generally available to all salaried employees is not reported.

Severance. The Company does not currently have any change-in-control agreements or employment contracts with any of its executive officers. Post-termination payments of salary or severance would be provided only under the Company's broad-based severance practice in the event of a workforce reduction or other termination without cause. To date, the Company has never implemented a workforce reduction.

Retirement Plan. Presently, employees become vested in matching contributions made to the 401(k) component of the Profit-Sharing Plan immediately. Employees are fully vested in any additional (i.e. non-401(k) component) contributions after six years of service. Mr. Holland and Ms. Beasley are fully vested in their profit-sharing benefits. The profit-sharing benefits are not enhanced based on the circumstances regarding termination; however, immediate vesting applies when employment is terminated due to normal retirement at age 65 or later, disability, or death. Accelerated vesting would not result merely from a change in control. The amount reported in the table below reflects only the enhancement to these benefits in such circumstance. Additional information regarding the Profit-Sharing Plan is located in the Compensation Discussion and Analysis.

Long-Term Incentives and Other Benefits. As of December 31, 2007, the Company did not have any long-term incentives or other benefits reportable in the table below.

Executive Benefits and Payments upon Termination	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary Termination	Death	Disability
Cornelius P. Holland, III						
Severance	-	-	-	-	-	-
Retirement Plan	-	-	-	-	-	-
John C. Houser						
Severance	-	-	-	-	-	-
Retirement Plan[(A)]	-	-	-	-	$11,972	$11,972
Alyson G. Beasley						
Severance	-	-	-	-	-	-
Retirement Plan	-	-	-	-	-	-

(A) Mr. Houser would become 100% vested in his current retirement plan balances due to disability or death. The amount shown does not include any forfeiture reallocations or earnings assumptions. Life-to-date contributions were used to determine the accelerated vesting benefit.

PROPOSAL THREE- APPOINTMENT OF AUDITORS

Subject to approval by a majority of the shares represented at the Meeting, the Audit Committee shall be given authority to appoint the auditors of the Company for 2008. The Audit Committee's decision is based on a review of the qualifications, independence, past performance, and quality controls of the auditor. The Committee also considers audit continuity, proposed audit scope, staffing and approach, and estimated fees. The Board expects that the Audit Committee will appoint Mauldin & Jenkins, LLC ("M&J") as the Company's independent auditors for 2008. Services provided to the Company and its subsidiaries by Mauldin & Jenkins for the fiscal year ended December 31, 2007 included the examination of the Company's consolidated financial statements, review of quarterly reports, and limited scope audit of the Company's profit-sharing plan. M&J has audited the Company's financial statements for the last five years. No representatives from M&J are expected to attend the Meeting.

The Board recommends that shareholders vote FOR the appointment of independent auditors by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board has oversight responsibility for the Company's financial reporting process and the quality of its financial reporting. In connection with the December 31, 2007 financial statements, the Audit Committee:

1) Reviewed and discussed the audited financial statements with management, who represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles;
2) Discussed with M&J the matters required by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees);
3) Received the written independence disclosures from M&J required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees), and discussed with M&J their independence; and
4) Discussed with M&J the quality of the Company's financial reporting.

Based upon these reviews and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Submitted by the Audit Committee:

Alva J. Hopkins, III, Chairman
David H. Bluestein
Jerry W. Harper (bank-only director)

The foregoing report of the Audit Committee shall not be deemed to be incorporated by reference in any previous or future document filed by the Company with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the report by reference in any such document.

AUDIT FEES AND RELATED MATTERS

Audit and Non-Audit Fees

M&J billed the Company for the following services during the years ended December 31, 2007 and 2006:

	Years Ended December 31	
	2007[(4)]	2006
Audit Fees[(1)]	$89,000	$88,500
Audit-Related Fees[(2)]	11,490	14,800
Tax Fees[(3)]	8,500	-
Total Fees	$108,900	$103,300

(1) Audit of the annual consolidated financial statements and review of interim financial statements included in quarterly reports filed with the SEC.
(2) Employee benefit plan audit and Audit Committee training presentation.
(3) Preparation of federal and state income tax returns and consultation related to same.
(4) Includes all fees known to us through April 14, 2008.

Audit Committee Policy for Pre-Approval of Independent Auditor Services

All of the services provided by the independent auditors in 2007 and 2006 were pre-approved by the Audit Committee, which concluded that the provision of such services was not incompatible with M&J's independence. Consistent with its charter, the Audit Committee is required to pre-approve all audit and non-audit services provided by the independent auditors. The committee may delegate its pre-approval responsibility to a single member of the committee, provided that pre-approval decisions made by any such committee member is presented to the full committee at its next scheduled meeting. This responsibility has been delegated to the Chairman of the committee.

OTHER DIRECTOR AND EXECUTIVE OFFICER INFORMATION

Compensation Committee Interlocks and Insider Participation

Mr. Holland, who is currently CEO of the Company and its two subsidiaries, served as a non-voting member of the Compensation Committee during 2007.

During 2007, the Company's bank subsidiary engaged in customary banking transactions and had outstanding loans to certain directors, executive officers, principal shareholders, and their affiliates, including members of immediate families, of the Company and its subsidiaries. These loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Such persons are expected to continue these transactions in the future. Additionally, in the ordinary course of business, the Company buys goods and services from directors who are not employees. Purchases of goods and services from directors were not material during 2007.

Transactions with Related Persons, Promoters, and Certain Control Persons

The Company does not consider credit relationships with directors and/or their affiliates to impair such director's independence as long as the terms of the credit relationship are similar to other comparable borrowers. The Company uses Federal Reserve Regulation O ("Regulation O") to determine whether extensions of credit are consistent with a director's independence. Regulation O requires insider loans to be made on substantially the same terms, including interest rates and collateral, and follow credit-underwriting procedures that are no less stringent than those prevailing at the same time for comparable transactions with other persons. Such loans also may not involve more than the normal risk of repayment or present other unfavorable features. Additionally, no event of default may have occurred. The Board must review any credit to a director or his or her related interests that has become "criticized" (i.e., nonaccrual, past due, restructured, or a potential problem as defined by applicable regulation) in order to determine the impact that such classification has on the director's independence.

Additionally, the Company does not consider independent a director who serves as an executive officer of a company to which credit has been extended unless such credit meets the substantive requirements of Regulation O. The Company does not consider independent any director who is an executive officer of a company that makes payments to, or receives payments from, the Company for property or services in excess of 2% of such director's company's consolidated gross revenues in any fiscal year.

Policies and Procedures for Approval of Related Party Transactions

The Company recognizes that related party transactions can present potential or actual conflicts of interest and create the appearance of decisions contrary to the best interests of the Company and its shareholders. To address these concerns, the Board has adopted a formal, written policy with respect to related party transactions.

For the purpose of the policy, a "related party transaction" is a transaction in which the Company participates and a related party has a direct or indirect material interest, other than (1) transactions available to all employees or customers generally; (2) transactions involving less than $120,000 when aggregated with all similar transactions; or (3) loans made by the Company in the ordinary course of business, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons, and not involving more than normal risk of collectibility or presenting other unfavorable features.

Under the policy, any related party transaction must be reported to the Secretary and may be consummated or continued only if (i) the bank Executive Committee approves or ratifies such transaction and the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party; (ii) the transaction involves compensation that has been approved by the Compensation Committee; or (iii) the transaction has been approved by the disinterested members of the Board. The bank Executive Committee may approve or ratify the related party transaction only if the transaction is in the Company's best interests.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires the Company's directors, executive officers, and persons who own 10% or more of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. To the Company's knowledge, based solely on a review of the copies of Section 16(a) reports furnished to the Company during fiscal year 2007, all directors, executive officers, and 10% shareholders complied with all Section 16(a) filing requirements.

ADDITIONAL INFORMATION

Shareholder Proposals

In order to be eligible for inclusion in the Company's proxy materials for next year's Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at the Company's principal administrative office no later than December 22, 2008. Shareholder proposals should be delivered to the Corporate Secretary of Southeastern Banking Corporation at P.O. Box 455, Darien, Georgia 31305, if by mail, and at 1010 North Way Street, Darien, Georgia 31305, if by courier. Any such proposal shall be subject to the requirements of the proxy rules adopted under SEC rules and regulations and, as with any shareholder proposal (regardless of whether included in the Company's proxy materials), the Company's Articles of Incorporation and Bylaws as well as Georgia law. Under the proxy rules, in the event that the Company receives notice of a shareholder proposal to take action at the next annual meeting that is not submitted for inclusion in the Company's proxy materials, or is submitted for inclusion but is properly excluded from such proxy materials, the persons named in the form of proxy sent by the Company to its shareholders will vote on such proposal as the Board recommends without any discussion of the proposal in the 2009 Proxy Statement if notice of the proposal is not received at the principal administrative office of the Company by March 7, 2009.

Proxy Solicitation

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company's Common Stock. In addition to solicitation by mail, directors, officers, and other employees of the Company may solicit proxies personally or by telephone, without additional compensation. The Company may also retain the services of a proxy solicitation firm, whose fees and expenses would be paid by the Company, although the Company has no present intention to retain any such firm.

Incorporation by Reference

The following document or portions thereof is incorporated by reference: "Corporate Governance" from Part II and "Executive Compensation" from Part III of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Other Matters

The Board knows of no other matters which will be brought before the Meeting. If other matters are properly introduced, the persons named in the enclosed proxy will vote on such matters as the Board recommends.

By Order of the Board of Directors,

Wanda D. Pitts

WANDA D. PITTS, Secretary

April 21, 2008

END